The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH

527 MADISON AVENUE, NEW YORK, N.Y. 10022

TELEPHONE (212) 326-0600

November 14, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Financial Results for the First Half of the Fiscal Year 2008

Notice Regarding Partial Correction in the Explanatory Material of the Financial Results for Fiscal Year 2007

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

11/14/08 10:55AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ____________________

Name: Toshiyuki Saito
Title: Vice president

On behalf of:
1) General Manager
2) The Sumitomo Trust and Banking Co. Ltd.
3) Financial Management Department

The Sumitomo Trust & Banking Co., Ltd.

Financial Results for the First Half of the Fiscal Year 2008

Nov 14, 2008

Tokyo office : GranTokyo South Tower 1-9-2 Marunouchi, Chiyoda-ku, Tokyo, Japan
Stock exchange listings : Tokyo and Osaka (code: 8403)
URL : http://www.sumitomotrust.co.jp/IR/company/index_en.html
Representative : Hitoshi Tsunekage, President and CEO
Payment date of cash dividends : December 5, 2008
Filing date of financial statements : November 28, 2008
Trading accounts : Established

(All amounts less than one million yen are rounded down.)

1. Consolidated Financial Results for the First Half of the Fiscal Year 2008 (April 1, 2008 through September 30, 2008)

(1) Consolidated Financial Results (% of change from previous period)

	Ordinary Income		Ordinary Profit		Net Income	
Six Months Ended	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
September 30, 2008	499,270	(4.4)	54,773	(10.8)	28,323	(24.9)
September 30, 2007	522,198	34.7	61,371	(38.1)	37,718	(41.0)

	Net Income per Share	Net Income per Share (Fully Diluted)
Six Months Ended	Yen	Yen
September 30, 2008	16.91	-
September 30, 2007	22.52	22.52

(Note) Net income per share(fully diluted) was not stated as there were no potentially dilutive securities for the first half of the fiscal year ended September 30, 2008.

(2) Consolidated Financial Position

	Total Assets	Net Assets	Net Assets to Total Assets Ratio (*1)	Net Assets per Share	Consolidated BIS Capital Adequacy Ratio (*2)
As of	Millions of Yen	Millions of Yen	%	Yen	%
September 30, 2008	20,919,895	1,352,683	4.9	616.42	11.42
March 31, 2008	22,180,734	1,280,954	4.8	639.76	11.84

Net Assets less Minority Interests: September 30, 2008 1,032,251 millions of yen, March 31, 2008 1,071,368 millions of yen

(*1) Net Assets to Total Assets Ratio = Net Assets less Minority Interests / Total Assets

(*2) Consolidated BIS Capital Adequacy Ratio was calculated based on the "Standard to determine the adequacy of bank's capital concerning its assets provided under the Article 14-2 of the Banking Act (FSA Announcement No.19, 2006.)"
The ratio as of September 30, 2008 is the preliminary figure for immediate release purposes.

2. Dividends

	Dividends per Share				
	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Annual
Fiscal Year Ended	Yen	Yen	Yen	Yen	Yen
March 31, 2008	-	8.50	-	8.50	17.00
Fiscal Year Ending March 31, 2009	-	8.50			
Fiscal Year Ending March 31, 2009 (Forecast)			-	8.50	17.00

(Note) Revision of dividend forecast for the second quarter of the fiscal year ended September 30, 2008: None

3. Forecasts of Consolidated Financial Results for the Fiscal Year 2008 (April 1, 2008 through March 31, 2009)

(% of change from previous period)

	Ordinary Income		Ordinary Profit		Net Income		Net Income per Share
Fiscal Year Ending	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Yen
March 31, 2009	1,000,000	(8.7)	110,000	(19.7)	60,000	(27.1)	35.83

(Note) Revision of consolidated earnings forecasts for the second quarter of the fiscal year ended September 30, 2008: Yes

4. Other Information

(1) Changes in specified subsidiaries resulted in changes in the scope of consolidation during the first half of the fiscal year 2008: Yes
Included: 1 (STB Preferred Capital 4 (Cayman) Limited)
(Note) Please see page 3 for the detail.

(2) Changes in accounting principles, procedures and presentation methods in preparation of consolidated financial statements during the first half of the fiscal year 2008
1) Changes due to revision in accounting standards: Yes
2) Other changes: None
(Note) Please see page 3 for the detail.

(3) Number of issued shares (Common stock)
1) Number of issued shares (including treasury stock)
September 30, 2008 : 1,675,128,546 shares, March 31, 2008 : 1,675,128,546 shares
2) Number of treasury stock
September 30, 2008 : 531,118 shares, March 31, 2008 : 477,196 shares
3) Average number of issued shares (for the first half of the fiscal year)
September 30, 2008 : 1,674,627,624 shares, September 30, 2007 : 1,674,638,448 shares

Summary of Non-consolidated Financial Results

1. Non-consolidated Financial Results for the First Half of the Fiscal Year 2008 (April 1, 2008 through September 30, 2008)

(1) Non-consolidated Financial Results (% of change from previous period)

	Ordinary Income		Ordinary Profit		Net Income	
Six Months Ended	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
September 30, 2008	299,552	(5.5)	47,541	11.0	30,399	(4.9)
September 30, 2007	316,824	18.6	42,819	(50.2)	31,951	(42.4)

	Net Income per Share
Six Months Ended	Yen
September 30, 2008	18.15
September 30, 2007	19.08

(2) Non-consolidated Financial Position

	Total Assets	Net Assets	Net Assets to Total Assets Ratio (*1)	Net Assets per Share	Non-Consolidated BIS Capital Adequacy Ratio (*2)
As of	Millions of Yen	Millions of Yen	%	Yen	%
September 30, 2008	20,323,157	985,967	4.9	588.78	12.17
March 31, 2008	21,513,246	1,019,800	4.7	608.96	12.69

Net Assets: September 30, 2008 985,967 millions of yen, March 31, 2008 1,019,800 millions of yen
(*1) Net Assets to Total Assets Ratio = Net Assets / Total Assets
(*2) Non-Consolidated BIS Capital Adequacy Ratio was calculated based on the "Standard to determine the adequacy of bank's capital concerning its assets provided under the Article 14-2 of the Banking Act (FSA Announcement No.19, 2006.)"
The ratio as of September 30, 2008 is the preliminary figure for immediate release purposes.

2. Forecasts of Non-consolidated Financial Results for Fiscal Year 2008 (April 1, 2008 through March 31, 2009)

(% of change from previous period)

	Ordinary Income		Ordinary Profit		Net Income		Net Income per Share
Fiscal Year Ending	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Yen
March 31, 2009	600,000	(12.1)	90,000	(13.4)	60,000	(14.2)	35.83

Explanation for proper use of forecasts and other note

Forecasts in this material are based on information, which is available at this moment, and assumptions of uncertain factors, which may affect future operating results. Actual results may differ materially from those forecasts depending on various future events and conditions.
As Sumitomo Trust & Banking Co., Ltd. (hereafter "the Bank") is a specified business company under the Paragraph 2, Article 17-15 of "Cabinet Office Ordinance on Disclosure of Corporate Information, etc.", consolidated and non-consolidated financial statements for not the second quarter but the first half of the fisical year are prepared in the current period.

This financial information is summarized translations of the brief financial statements (Kessan Tanshin) and explanatory material. For further information, please contact the Investor Relations Office, Financial Management Department at +81-3-3286-8354 by phone, +81-3-3286-4654 by facsimile, or e-mail : rstbirnews@sumitomotrust.co.jp.

Changes in Specified Subsidiaries Resulted in Changes in the Scope of Consolidation during the First Half of the Fiscal Year 2008 Ended September 30, 2008

STB Preferred Capital 4 (Cayman) Limited was established and consolidated from the first half of the fisical year ended September 30, 2008.

Changes in Accounting Principles, Procedures and Presentation Methods in the Preparation of the Consolidated Financial Statements for the First Half of the Fiscal Year Ended September 30, 2008

1. Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements

As "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements" (The Accounting Standards Board of Japan (hereafter "ASBJ") Practical Issues Task Force No. 18) was adopted from the fiscal year beginning on or after April 1, 2008, the Bank has started to adopt this practical solution from the first half of the fiscal year ended September 30, 2008.

This adoption did not affect the consolidated financial statements for the first half of the fiscal year ended September 30, 2008.

2. Accounting Standard for Lease Transactions

Although finance leases without transfer of ownerships had been accounted for according to the same accounting treatment used in the operating leases in the past, the Bank started to adopt the accounting standards from the first half of the fiscal year ended September 30, 2008, which were "Accounting Standard for Lease Transactions" (ASBJ Statement No.13) and "Guidance on Accounting Standard for Lease Transactions" (ASBJ Guidance No.16) took effect from the fiscal year beginning on or after April 1, 2008, detailed as follows.

(As lessee)

Depreciation method of lease assets based on transactions of finance leases without transfer of ownerships started on or after April 1, 2008 was mainly straight-line method over the lease term assuming no salvage value. On the other, transactions of finance leases without transfer of ownerships started before April 1, 2008 have continuously been accounted for according to the same accounting treatment used in operating leases.

(As lessor)

The accounting treatment of finance leases without transfer of ownerships whose transactions started on or after April 1, 2008 was changed to one as same as sales transactions net gains or losses of whom were recognized as interest equivalents allocated appropriately for the fiscal periods. On the other, as for the transactions of finance leases without transfer of ownerships started before April 1, 2008, amounts of leasing fixed assets offset by its accumulated depreciations were reclassified as "Lease Receivables and Investment" at April 1, 2008 as beginning balance. As a result, ordinary profit and income before income taxes were increased by 346 millions of yen, respectively, compared with that were calculated by the former treatment.

Note on Going-Concern Assumption to the Consolidated and Non-Consolidated Financial Statements for the First Half of the Fiscal Year Ended September 30, 2008

There is no applicable information.

Consolidated Balance Sheets

(Millions of Yen)

	As of September 30, 2008	As of March 31, 2008
Assets:		
Cash and Due from Banks	744,784	891,560
Call Loans and Bills Bought	125,054	140,780
Receivables under Securities Borrowing Transactions	-	152,240
Monetary Claims Bought	502,795	581,167
Trading Assets	920,630	1,078,192
Money Held in Trust	17,541	17,533
Securities	5,180,046	4,602,451
Loans and Bills Discounted	10,846,022	10,746,228
Foreign Exchanges	7,620	7,946
Lease Receivables and Investment	647,885	―
Derivatives Other than for Trading-Assets	―	1,802,243
Other Assets	1,286,792	1,414,171
Tangible Fixed Assets	130,724	132,743
Intangible Fixed Assets	146,579	148,241
Deferred Tax Assets	101,713	83,050
Customers' Liabilities for Acceptances and Guarantees	374,662	488,865
Allowance for Loan Losses	(112,957)	(106,683)
Total Assets	20,919,895	22,180,734
Liabilities:		
Deposits	11,798,870	11,875,749
Negotiable Certificates of Deposit	2,314,045	2,456,695
Call Money and Bills Sold	263,750	140,152
Payables under Repurchase Agreements	1,486,026	790,588
Payables under Securities Lending Transactions	95,013	131,957
Trading Liabilities	41,609	338,217
Borrowed Money	893,354	883,039
Foreign Exchanges	406	0
Short-term Bonds Payable	343,082	356,754
Bonds Payable	579,023	598,859
Borrowed Money from Trust Account	644,661	747,554
Derivatives Other than for Trading-Liabilities	―	1,620,494
Other Liabilities	700,768	437,776
Provision for Bonuses	6,299	6,272
Provision for Directors' Bonuses	-	75
Provision for Retirement Benefits	8,855	9,636
Provision for Reimbursement of Deposits	823	819
Provision for Contingent Loss	7,718	7,806
Provision for Relocation Expenses	2,118	2,243
Deferred Tax Liabilities	143	198
Deferred Tax Liabilities for Land Revaluation	5,979	6,021
Acceptances and Guarantees	374,662	488,865
Total Liabilities	19,567,212	20,899,780
Net Assets:		
Shareholders' Equity:	1,027,447	1,013,338
Capital Stock	287,537	287,537
Capital Surplus	242,555	242,555
Retained Earnings	497,834	483,686
Treasury Stock	(479)	(441)
Valuation and Translation Adjustments:	4,804	58,029
Valuation Difference on Available-for-Sale Securities	20,790	65,958
Deferred Gains or Losses on Hedges	(4,974)	1,107
Revaluation Reserve for Land	(4,366)	(4,306)
Foreign Currency Translation Adjustment	(6,644)	(4,729)
Minority Interests	320,431	209,586
Total Net Assets	1,352,683	1,280,954
Total Liabilities and Net Assets	20,919,895	22,180,734

Consolidated Statements of Income

(Millions of Yen)

	Six Months Ended September 30, 2008	Six Months Ended September 30, 2007
Ordinary Income:		
Trust Fees	36,379	36,737
Interest Income:	198,252	201,340
Interest on Loans and Discounts	104,976	110,493
Interest and Dividends on Securities	78,870	74,216
Fees and Commissions	53,151	68,702
Trading Income	2,477	6,886
Other Ordinary Income	198,187	196,717
Other Income	10,821	11,814
Ordinary Income	499,270	522,198
Ordinary Expenses:		
Interest Expenses:	111,207	119,483
Interest on Deposits	51,016	56,672
Fees and Commissions Payments	14,817	13,646
Trading Expenses	11,751	489
Other Ordinary Expenses	156,957	181,440
General and Administrative Expenses	107,447	98,751
Other Expenses	42,314	47,015
Ordinary Expenses	444,496	460,827
Ordinary Profit	54,773	61,371
Extraordinary Income	2,605	10,795
Extraordinary Loss	449	1,328
Income before Income Taxes	56,928	70,838
Income Taxes:	24,425	——
Current	11,511	37,333
Deferred	12,914	(7,193)
Minority Interests in Income	4,179	2,980
Net Income	28,323	37,718

Consolidated Statements of Changes in Net Assets

Six Months Ended
September 30, 2008 (Millions of Yen)

	Shareholders' Equity				
	Capital Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance at the End of Previous Period	287,537	242,555	483,686	(441)	1,013,338
Changes of Items during the Period:					
Issuance of New Shares	-	-			-
Dividends from Surplus		-	(14,234)		(14,234)
Net Income			28,323		28,323
Purchase of Treasury Stock				(46)	(46)
Disposal of Treasury Stock		(0)	(1)	8	6
Reversal of Revaluation Reserve for Land			60		60
Net Changes of Items Other than Shareholders' Equity					
Total Changes of Items during the Period	-	(0)	14,147	(38)	14,108
Balance at the End of the Current Period	287,537	242,555	497,834	(479)	1,027,447

Six Months Ended
September 30, 2008 (Millions of Yen)

	Valuation and Translation Adjustments						
	Valuation Difference on Available-for-Sale Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustment	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance at the End of Previous Period	65,958	1,107	(4,306)	(4,729)	58,029	209,586	1,280,954
Changes of Items during the Period:							
Issuance of New Shares							-
Dividends from Surplus							(14,234)
Net Income							28,323
Purchase of Treasury Stock							(46)
Disposal of Treasury Stock							6
Reversal of Revaluation Reserve for Land							60
Net Changes of Items Other than Shareholders' Equity	(45,167)	(6,081)	(60)	(1,915)	(53,225)	110,845	57,619
Total Changes of Items during the Period	(45,167)	(6,081)	(60)	(1,915)	(53,225)	110,845	71,728
Balance at the End of the Current Period	20,790	(4,974)	(4,366)	(6,644)	4,804	320,431	1,352,683

Consolidated Statements of Changes in Net Assets

Six Months Ended September 30, 2007 (Millions of Yen)

	Shareholders' Equity				
	Capital Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance at the End of Previous Period	287,517	242,538	429,674	(389)	959,340
Changes of Items during the Period:					
Issuance of New Shares	19	19			39
Dividends from Surplus		-	(14,234)		(14,234)
Net Income			37,718		37,718
Purchase of Treasury Stock				(60)	(60)
Disposal of Treasury Stock		1	-	10	12
Net Changes of Items Other than Shareholders' Equity					
Total Changes of Items during the Period	19	20	23,484	(49)	23,475
Balance at the End of the Current Period	287,537	242,559	453,158	(439)	982,816

Six Months Ended September 30, 2007 (Millions of Yen)

	Valuation and Translation Adjustments						
	Valuation Difference on Available-for-Sale Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustment	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance at the End of Previous Period	295,213	(9,710)	(4,168)	(3,517)	277,817	210,749	1,447,907
Changes of Items during the Period:							
Issuance of New Shares							39
Dividends from Surplus							(14,234)
Net Income							37,718
Purchase of Treasury Stock							(60)
Disposal of Treasury Stock							12
Net Changes of Items Other than Shareholders' Equity	(77,826)	(1,060)	-	1,019	(77,867)	32	(77,835)
Total Changes of Items during the Period	(77,826)	(1,060)	-	1,019	(77,867)	32	(54,360)
Balance at the End of the Current Period	217,387	(10,771)	(4,168)	(2,498)	199,949	210,781	1,393,547

Non-Consolidated Balance Sheets

	As of September 30, 2008	As of March 31, 2008
		(Millions of Yen)
Assets:		
Cash and Due from Banks	711,197	860,067
Call Loans	55,166	54,022
Receivables under Securities Borrowing Transactions	-	152,240
Monetary Claims Bought	409,447	465,918
Trading Assets	920,793	1,079,618
Money Held in Trust	17,541	17,533
Securities	5,483,784	4,891,135
Loans and Bills Discounted	11,086,798	11,033,244
Foreign Exchanges	7,620	7,946
Other Assets	922,603	2,164,785
Tangible Fixed Assets	116,116	116,167
Intangible Fixed Assets	23,792	21,472
Deferred Tax Assets	82,766	63,670
Customers' Liabilities for Acceptances and Guarantees	586,031	687,736
Allowance for Loan Losses	(94,987)	(96,799)
Allowance for Investment Loss	(5,514)	(5,514)
Total Assets	20,323,157	21,513,246
Liabilities:		
Deposits	11,759,155	11,810,218
Negotiable Certificates of Deposit	2,324,045	2,466,695
Call Money	263,750	140,152
Payables under Repurchase Agreements	1,486,026	790,588
Payables under Securities Lending Transactions	95,013	131,957
Trading Liabilities	41,859	339,643
Borrowed Money	946,854	770,820
Foreign Exchanges	1,176	469
Short-term Bonds Payable	271,172	304,814
Bonds Payable	289,873	315,964
Borrowed Money from Trust Account	644,661	747,554
Other Liabilities	606,608	1,965,696
Income Taxes Payable	3,508	39,377
Other	603,099	——
Provision for Bonuses	4,117	3,954
Provision for Directors' Bonuses	-	75
Provision for Retirement Benefits	203	212
Provision for Reimbursement of Deposits	823	819
Provision for Contingent Loss	7,718	7,806
Provision for Relocation Expenses	2,118	2,243
Deferred Tax Liabilities for Land Revaluation	5,979	6,021
Acceptances and Guarantees	586,031	687,736
Total Liabilities	19,337,190	20,493,446
Net Assets:		
Shareholders' Equity:	972,725	956,540
Capital Stock	287,537	287,537
Capital Surplus:	242,555	242,555
Legal Capital Surplus	242,555	242,555
Other Capital Surplus	-	0
Retained Earnings:	443,112	426,888
Legal Retained Earnings	46,580	46,580
Other Retained Earnings	396,531	380,308
Reserve for Overseas Investment Loss	0	0
Other Voluntary Reserve	341,870	301,870
Retained Earnings Brought Forward	54,661	78,438
Treasury Stock	(479)	(441)
Valuation and Translation Adjustments	13,241	63,259
Valuation Difference on Available-for-Sale Securities	22,402	65,936
Deferred Gains or Losses on Hedges	(4,794)	1,629
Revaluation Reserve for Land	(4,366)	(4,306)
Total Net Assets	985,967	1,019,800
Total Liabilities and Net Assets	20,323,157	21,513,246

Non-Consolidated Statements of Income

(Millions of Yen)

	Six Months Ended September 30, 2008	Six Months Ended September 30, 2007
Ordinary Income:		
Trust Fees	36,379	36,750
Interest Income:	188,050	191,663
Interest on Loans and Discounts	99,245	105,146
Interest and Dividends on Securities	76,901	73,160
Fees and Commissions	33,917	50,192
Trading Income	2,477	6,886
Other Ordinary Income	31,036	22,492
Other Income	7,690	8,839
Ordinary Income	299,552	316,824
Ordinary Expenses:		
Interest Expenses:	111,684	118,243
Interest on Deposits	49,488	54,196
Fees and Commissions Payments	20,305	19,510
Trading Expenses	11,751	489
Other Ordinary Expenses	8,190	25,095
General and Administrative Expenses	72,345	65,778
Other Expenses	27,731	44,887
Ordinary Expenses	252,010	274,004
Ordinary Profit	47,541	42,819
Extraordinary Income	1,388	10,435
Extraordinary Loss	393	1,084
Income before Income Taxes	48,535	52,171
Income Taxes:	18,136	——
Current	5,522	34,198
Deferred	12,614	(13,978)
Net Income	30,399	31,951

Non-Consolidated Statements of Changes in Net Assets

Six Months Ended
September 30, 2008

(Millions of Yen)

	Shareholders' Equity								
		Capital Surplus			Retained Earnings				
	Capital Stock	Legal Capital Surplus	Other Capital Surplus	Total Capital Surplus	Legal Retained Earnings	Other Retained Earnings	Total Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance at the End of Previous Period	287,537	242,555	0	242,555	46,580	380,308	426,888	(441)	956,540
Changes of Items during the Period:									
Issuance of New Shares	-	-		-					-
Dividends from Surplus		-	-	-	-	(14,234)	(14,234)		(14,234)
Net Income						30,399	30,399		30,399
Purchase of Treasury Stock								(46)	(46)
Disposal of Treasury Stock		-	(0)	(0)		(1)	(1)	8	6
Reversal of Revaluation Reserve for Land						60	60		60
Net Changes of Items Other than Shareholders' Equity									
Total Changes of Items during the Period	-	-	(0)	(0)	-	16,223	16,223	(38)	16,185
Balance at the End of the Current Period	287,537	242,555	-	242,555	46,580	396,531	443,112	(479)	972,725

Six Months Ended
September 30, 2008

(Millions of Yen)

	Valuation and Translation Adjustments				
	Valuation Difference on Available-for-Sale Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Total Valuation and Translation Adjustments	Total Net Assets
Balance at the End of Previous Period	65,936	1,629	(4,306)	63,259	1,019,800
Changes of Items during the Period:					
Issuance of New Shares					-
Dividends from Surplus					(14,234)
Net Income					30,399
Purchase of Treasury Stock					(46)
Disposal of Treasury Stock					6
Reversal of Revaluation Reserve for Land					60
Net Changes of Items Other than Shareholders' Equity	(43,533)	(6,423)	(60)	(50,018)	(50,018)
Total Changes of Items during the Period	(43,533)	(6,423)	(60)	(50,018)	(33,832)
Balance at the End of the Current Period	22,402	(4,794)	(4,366)	13,241	985,967

Non-Consolidated Statements of Changes in Net Assets

Six Months Ended
September 30, 2007

(Millions of Yen)

	Shareholders' Equity								
		Capital Surplus			Retained Earnings				
	Capital Stock	Legal Capital Surplus	Other Capital Surplus	Total Capital Surplus	Legal Retained Earnings	Other Retained Earnings	Total Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance at the End of Previous Period	287,517	242,536	2	242,538	46,580	338,715	385,296	(389)	914,963
Changes of Items during the Period:									
Issuance of New Shares	19	19		19					39
Dividends from Surplus		-	-	-	-	(14,234)	(14,234)		(14,234)
Net Income						31,951	31,951		31,951
Purchase of Treasury Stock								(60)	(60)
Disposal of Treasury Stock		-	1	1		-	-	10	12
Net Changes of Items Other than Shareholders' Equity									
Total Changes of Items during the Period	19	19	1	20	-	17,717	17,717	(49)	17,708
Balance at the End of the Current Period	287,537	242,555	4	242,559	46,580	356,433	403,014	(439)	932,671

Six Months Ended
September 30, 2007

(Millions of Yen)

	Valuation and Translation Adjustments				
	Valuation Difference on Available-for-Sale Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Total Valuation and Translation Adjustments	Total Net Assets
Balance at the End of Previous Period	294,424	(9,713)	(4,168)	280,542	1,195,505
Changes of Items during the Period:					
Issuance of New Shares					39
Dividends from Surplus					(14,234)
Net Income					31,951
Purchase of Treasury Stock					(60)
Disposal of Treasury Stock					12
Net Changes of Items Other than Shareholders' Equity	(77,629)	(1,014)	-	(78,644)	(78,644)
Total Changes of Items during the Period	(77,629)	(1,014)	-	(78,644)	(60,935)
Balance at the End of the Current Period	216,795	(10,728)	(4,168)	201,898	1,134,570

Explanatory Material

2nd Quarter of Fiscal Year 2008 ended on Sep. 30, 2008

The Sumitomo Trust and Banking Co., Ltd.

Table of Contents

Outline of the financial results

Financial results

<Consolidated>

(1) Consolidated net business profit before credit costs decreased by 7.1 billion yen from the 1st half of FY2007 to 95.3 billion yen due to the decrease in non-consolidated net business profit before credit costs.

(2) Consolidated net income dropped by 9.3 billion yen from the 1st half of FY2007 to 28.3 billion yen mainly due to total credit costs posted by group companies.

(3) Total credit costs of group companies (14.1 billion yen) were due to to the revaluation of collateral in mortgage loans in addition to the overall introduction of self-assessment and reserves for write-offs based on bank standards and the worsening business conditions of some customers.

<Non-consolidated>

(1) Non-consolidated net business profit before credit costs decreased by 7.9 billion yen from the 1st half of FY2007 to 72.7 billion yen mainly due to the drop in net fees and commissions, as mutual fund sales and real estate brokerage volume decreased.

(2) Total substantial credit costs dropped by 25.6 billion yen from the 1st half of FY2007 to 10.3 billion yen owing to the overseas losses, though comparatively small in Japan, related to off-balance transactions such as interest rate swaps with the Lehman Brothers' Group (7.8 million yen) as well as the losses on sales and devaluation of overseas asset-backed securities and corporate bonds.

(3) Non-consolidated net income decreased by 1.5 billion yen from the 1st half of FY2007 to 30.3 billion yen due to losses caused by the decline in stock prices (9.3 billion yen), and the absence of gains from partial redemption of employee retirement benefit trust recorded in the 1st half of FY2007.

<Earnings forecast for FY2008>

(1) Net business profit before credit costs is forecasted on both a consolidated and non-consolidated bases, at 195.0 billion yen and 155.0 billion yen respectively, as announced on October 10th 2008.

(2) Net income is forecasted on both a consolidated and non-consolidated bases, at 60.0 billion yen and 60.0 billion yen respectively, as a result of taking into account the fluctuations of the stock market since October 2008, and incorporating the 10.0 billion yen additional loss on devaluation of stocks in the 2nd half of FY2008.

<Dividend forecast>

(1) Based on the assumptions above, dividend per share for full year 2008 is planned to be 17 yen, the same level as the previous forecast, which equates a consolidated dividend payout ratio of 47.4%.

(2) We plan an interim dividend per share of 8.5 yen in FY2008, corresponding to half the full-year dividend mentioned above.

<Outline of the financial results>

(In billions of Yen)

	1HFY2008	1HFY2007	Change
(Consolidated)			
Net business profit before credit costs	**95.3**	102.4	-7.1
Ordinary profit	**54.7**	61.3	-6.5
Net income	**28.3**	37.7	-9.3
(Non-consolidated)			
Net business profit before credit costs	**72.7**	80.7	-7.9
Ordinary profit	**47.5**	42.8	4.7
Net income	**30.3**	31.9	-1.5
(Total substantial credit costs)			
Consolidated (*1)	**-24.5**	-38.7	14.2
Non-consolidated (*2)	**-10.3**	-36.0	25.6
Domestic	**-0.2**	-26.2	25.9
International	**-10.0**	-9.7	-0.2
Group companies	**-14.1**	-2.7	-11.4

(*1) "Consolidated total substantial credit costs" is a sum of "Total credit costs", costs in "Net gains on sales of stocks and other securities" and "Other non-recurring profit" which are related to investment in securities of domestic and overseas credit, and total credit costs of affiliates by equity method in "Net income from affiliates by equity method".

(*2) "Non-consolidated total substantial credit costs" is a sum of "Total credit costs" and costs in "Net gains on sales of stocks and other securities" and "Other non-recurring profit" which are related to investment in securities of domestic and overseas credit.

<Earnings forecast for FY2008>

(In billions of Yen)

	Previous forecast	Forecast	Change
(Consolidated)			
Net business profit before credit costs	195.0	**195.0**	-
Total substantial credit costs	-55.0	**-55.0**	-
Ordinary profit	120.0	**110.0**	-10.0
Net income	65.0	**60.0**	-5.0
(Non-consolidated)			
Net business profit before credit costs	155.0	**155.0**	-
Total substantial credit costs	-35.0	**-35.0**	-
Other non-recurring profit	-20.0	**-30.0**	-10.0
Ordinary profit	100.0	**90.0**	-10.0
Net income	65.0	**60.0**	-5.0

<Dividend forecast>

	Previous forecast	Forecast	Change
Dividend per common stock (Yen)	17.0	**17.0**	-
Interim dividend (Yen)	8.5	**8.5**	-
Consolidated dividend payout ratio (%)	43.8%	**47.4%**	3.6%

Assets and liabilities

<Balance of major accounts>
(Non-consolidated)

(1) The average balance of non-consolidated loan portfolio during the 1st half of FY2008 increased by 159.5 billion yen from the 2nd half of FY2007 to 11.3 trillion yen. Deposits, including the principal-guaranteed trust account, rose by 170.0 billion yen to 12.5 trillion yen supported by the steady increase in retail deposits.

(2) While the average yield on deposits increased from the 2nd half of FY2007 to 0.57% mainly due to the increased market rates, that on loans was 1.59% and remained mostly unchanged owing to shorter terms. The loan-deposit margin, for domestic banking a/c and principal-guaranteed trust a/c combined, declined by 0.05% from the 2nd half of FY2007 to 1.02%.


<Balance of major accounts>
(in trillions of Yen)
(%)
1.59%
1.59%
1.07%
1.02%
0.52%
0.57%
2HFY2007
1HFY2008
Loans (average balance)
Deposits + Trust principals (average balance)
Average yield of loans and bills discounted
Average yield on deposits
Loan-deposit margin

<Assets classified under the Financial Reconstruction Law>
(Non-consolidated; banking a/c and principal guaranteed trust a/c combined)

(1) The total balance of assets classified under the Financial Reconstruction Law decreased by 37.0 billion yet from the end of previous fiscal year to 70.0 billion yen mainly due to repayment of substandard loans.

(2) The ratio of assets classified under the Financial Reconstruction Law to the total loan balance decreased by 0.3% from the end of the previous fiscal year to 0.6%.

(3) Loans to special mention debtors increased by 34.1 billion yen from the end of the previous fiscal year to 785.4 billion yen, as the gross increase due to downgrade exceeded the gross decrease due to repayment from special mention debtors.


<Assets classified under the Financial Reconstruction Law>
(in billions of Yen)
751.3
785.4
0.9%
0.6%
107.1
70.0
Mar. 2008
Sep. 2008
Loans in bankrupt and practically bankrupt
Doubtful loans
Substandard loans
Special mention (exc. substandard)
Ratio to total loan balance (Right)

<Net unrealized gains/losses of "Available-for-sale securities">
(Consolidated)

(1) Net unrealized gains/losses of "Available-for-sale securities" decreased by 72.8 billion yen from the end of the previous fiscal year to a net gain of 38.0 billion yen.

(2) The decrease of net unrealized gain of stocks by 16.8 billion yen due to the stagnant domestic stock market and the increase of net unrealized loss of foreign bonds included in "Others" by 41.4 billion yen resulted in the above.

(3) The methods to value financial assets at the end of September 2008 have not been changed based on the Accounting Standards Board of Japan's *"Practical Solution on Measurement of Fair Value for Financial Assets (PITF No.25)"*, released on October 28th, 2008.


<Net unrealized gains/ losses of "Available-for-sale securities">
(in billions of Yen)
(110.8)
(38.0)
191.1
-0.5
-79.7
174.2
-10.8
-125.4
Mar. 2008
Sep. 2008
Stocks
Bonds
Others

<Status of the international asset-backed securities and corporate bonds (with fair value)>
(Consolidated)

(1) Exposure to international asset-backed securities and corporate bonds was continuously reduced by the sales and redemption of those securities. As a result, their balance as of the end of September 2008 was 652.0 billion yen and 326.0 billion yen, respectively, and their total balance decreased by approximately 7% from the end of March 2008.

(2) Unrealized loss of international asset-backed securities as of the end of September 2008 worsened by 29.2 billion yen to 85.7 billion yen (unrealized gains/losses ratio: -13.7%), while that of corporate bonds declined by 8.0 billion yen to 17.1 billion yen (unrealized gains/losses ratio: -5.3%).

<Status of the international credit investment (securities with fair value)>

(Non-consolidated) (in billions of Yen) (in millions of USD)

	Cost (after impairment)		Unrealized gains/ losses		
		Change fm Mar. 2008		Change fm Mar. 2008	%
Asset-backed securities	625.0	-38.7	-85.7	-29.2	-13.7%
(in U.S. Dollars)	6,034	-591	-828	-263	
Corporate bonds	326.0	-29.7	-17.1	-8.0	-5.3%
(in U.S. Dollars)	3,147	-403	-165	-74	
Total	951.1	-68.5	-102.9	-37.3	-10.8%
(in U.S. Dollars)	9,181	-995	-993	-338	

<Status of loans to overseas corporations>

CLO warehousing loans decreased by 41.6 billion yen from the end of the previous fiscal year, while the Japanese company related project finance and other loans to overseas corporations increased. As a result, the balance of loans to overseas corporations stood at 346.9 billion yen as of the end of September 2008.

<Status of loans to overseas corporations>

(Non-consolidated) (in billions of Yen)

	Balance	
		Change fm Mar. 2008
Corporate loans	346.9	13.6
CLO Warehousing loans	0.5	-41.6

Note: There are are no subprime related loans.

<BIS capital adequacy ratio> (Preliminary)

(1) Consolidated BIS capital adequacy ratio dropped by 0.42% from the end of March 2008 to 11.42%. While total risk-weighted assets increased by 112.3 billion yen, total qualifying capital declined by 48.0 billion yen mainly due to the drop in net unrealized gains of available-for-sale securities.

(2) Consolidated Tier I capital ratio increased by 0.23% from the end of the previous fiscal year to 7.56%. In addition to the capitalization of periodic earnings, the issue of non-dilutive preferred securities accounted for the increase of Tier I capital by 40.9 billion yen.

<BIS capital adequacy ratio> (Preliminary)

(Consolidated) (in billions of Yen)

	Sep. 2008	Change fm Mar. 2008	Change fm Sep. 2007
BIS capital adequacy ratio	11.42%	-0.42%	-0.38%
Tier I capital ratio	7.56%	0.23%	0.88%
Total qualifying capital	1,684.2	-48.0	-152.1
Tier I	1,114.3	40.9	73.7
Tier II	669.2	-91.6	-251.9
Less: Deduction	99.2	-2.6	-25.9
Total risk-weighted assets	14,738.3	112.3	-817.5

I. Outlook of the financial results

1. Outline of the financial results

(1) Financial results

(Consolidated)

		Millions of Yen		
		1HFY2008	1HFY2007	Change
Gross profits before credit costs (2-4)	1	**193,482**	195,324	-1,841
Gross profits	2	**193,483**	195,324	-1,841
Net trust fees	3	**36,379**	36,737	-358
Principal guaranteed trust a/c credit costs	4	**0**	-	0
Trust fees from principal guaranteed trust a/c	5	**5,250**	5,808	-557
Other trust fees	6	**31,128**	30,929	199
Net interest income	7	**87,045**	81,856	5,188
Net fees and commissions	8	**38,333**	55,056	-16,722
Net trading income	9	**-9,274**	6,396	-15,670
Net other operating income	10	**40,998**	15,277	25,721
General and administrative expenses	11	**-102,360**	-96,986	-5,374
(excluding amortization of goodwill)	12	**-98,096**	-93,015	-5,080
Personnel expenses	13	**-45,327**	-43,827	-1,500
Non-personnel expenses excluding taxes	14	**-53,518**	-49,368	-4,149
Taxes other than income taxes	15	**-3,514**	-3,791	276
Provision of general allowance for loan losses	16	**8,786**	-23,251	32,037
Banking a/c credit costs	17	**-25,573**	-12,188	-13,384
Written-off of loans	18	**-4,774**	-9,620	4,845
Provision of specific allowance for loan losses	19	**-20,157**	-788	-19,369
Provision of allowance for loan losses from borrowers in specified foreign countries	20	**-**	-46	46
Losses on sales of loans	21	**-640**	-1,733	1,092
Net gains on sales of stocks and other securities	22	**-10,205**	4,695	-14,900
Net income from affiliates by equity method	23	**-1,106**	-546	-560
Others	24	**-8,249**	-5,675	-2,574
Ordinary profit	25	**54,773**	61,371	-6,598
Extraordinary profit	26	**2,155**	9,467	-7,311
Recoveries of written-off claims	27	**695**	389	306
Gains from partial redemption of employee retirement benefit trust	28	**-**	9,969	-9,969
Income before income taxes	29	**56,928**	70,838	-13,909
Income taxes-current	30	**-11,511**	-37,333	25,822
Income taxes-deferred	31	**-12,914**	7,193	-20,108
Minority interest	32	**-4,179**	-2,980	-1,199
Net income	33	**28,323**	37,718	-9,395
Total credit costs (4 + 16 + 17 + 27) (*1)	34	**-16,090**	-35,049	18,959
Total substantial credit costs (*2)	35	**-24,519**	-38,749	14,230
Losses related to international credit investments	36	**-10,735**	-9,705	-1,030
Net business profit before credit costs (*3)	37	**95,306**	102,431	-7,124

(*1) Recoveries of written-off claims (27) is included in Total credit costs (34) from this fiscal year.

(*2) Total substantial credit costs (35) = (34) + "Credit investment related costs of (22) (24)"

(*3) Consolidated net business profit before credit costs (37) = Non-consolidated net business profit before credit costs + Subsidiary companies' ordinary profits (non-recurring effect adjusted) + Affiliates' ordinary profits (non-recurring effect adjusted) x Ratio of equity holdings - Intra-group transaction (dividends, etc.)

<Number of subsidiaries/affiliates>

	Sep. 2008	Mar. 2008	Change
Consolidated subsidiaries	**37**	36	1
Affiliates (subject to the equity method)	**7**	7	-

(Non-consolidated)

		Millions of Yen			% change
		1HFY2008	1HFY2007	Change	
Gross business profits before credit costs• 2-4••	1	**139,984**	144,698	-4,713	-3.3
Gross profits	2	**139,984**	144,698	-4,713	-3.3
Net trust fees	3	**36,379**	36,750	-371	-1.0
Principal guaranteed trust a/c credit costs	4	**0**	-	0	-
Trust fees from principal guaranteed trust a/c	5	**5,250**	5,808	-557	-9.6
Other trust fees	6	**31,128**	30,942	186	0.6
Net interest income	7	**76,422**	73,471	2,950	4.0
Domestic	8	**68,292**	65,951	2,341	3.5
Net fees and commissions	9	**13,611**	30,681	-17,070	-55.6
Domestic	10	**14,455**	30,219	-15,764	-52.2
Net trading income	11	**-9,274**	6,396	-15,670	-245.0
Net other operating income	12	**22,845**	-2,602	25,448	977.7
Net gains on foreign exchange transactions	13	**3,573**	-3,435	7,009	204.0
Net gains on bonds	14	**22,808**	20,504	2,304	11.2
Net gains from derivatives other than for trading or hedging	15	**-3,863**	-20,297	16,434	81.0
General and administrative expenses	16	**-67,207**	-63,939	-3,268	-5.1
Personnel expenses	17	**-25,881**	-25,456	-425	-1.7
Non-personnel expenses excluding taxes	18	**-38,415**	-35,259	-3,155	-8.9
Taxes other than income taxes	19	**-2,910**	-3,222	312	9.7
Net business profit before credit costs (1 + 16)	20	**72,776**	80,759	-7,982	-9.9
excluding Net gains on bonds (20 - 14)	21	**49,967**	60,255	-10,287	-17.1
Provision of general allowance for loan losses	22	-	-22,238	22,238	100.0
Net business profit	23	**72,777**	58,520	14,256	24.4
Net non-recurring profit	24	**-25,235**	-15,701	-9,534	-60.7
Net gains on sales of stocks and other securities	25	**-9,325**	4,614	-13,939	-302.1
Gains on sale of stocks and other securities	26	**3,594**	7,554	-3,960	-52.4
Losses on sale of stocks and other securities	27	**-1,151**	-811	-340	-42.0
Losses on devaluation of stocks and other securities	28	**-11,768**	-2,129	-9,638	-452.6
Banking a/c net credit costs	29	**-4,808**	-12,553	7,744	61.7
Written-off of loans	30	**-4,167**	-9,273	5,106	55.1
Provision of specific allowance for loan losses	31	-	-1,499	1,499	100.0
Provision of allowance for loan losses from borrowers in specified foreign countries	32	-	-46	46	100.0
Losses on sales of loans	33	**-640**	-1,733	1,092	63.0
Others	34	**-11,100**	-7,761	-3,339	-43.0
Amortization of net actuarial losses/prior service cost	35	**-4,950**	-1,631	-3,319	-203.5
Net gains on money held in trust	36	**5**	-1,344	1,349	100.4
Net gains on stock related derivatives	37	**2,501**	-1,839	4,341	236.0
Provision of allowance for investment loss	38	-	-895	895	100.0
Losses related to overseas credit investment	39	**-6,738**	-	-6,738	-
Ordinary profit	40	**47,541**	42,819	4,721	11.0
Extraordinary profit	41	**994**	9,351	-8,356	-89.4
Net gains on disposal of fixed assets	42	**-263**	-1,004	740	73.7
Recoveries of written-off claims	43	**694**	387	306	79.0
Reversal of allowance for loan losses (*1)	44	**690**	-	690	-
Gains from partial redemption of employee retirement benefit trus	45	-	9,969	-9,969	-100.0
Income before income taxes	46	**48,535**	52,171	-3,635	-7.0
Income taxes-current	47	**-5,522**	-34,198	28,676	83.9
Income taxes-deferred	48	**-12,614**	13,978	-26,593	-190.2
Net income	49	**30,399**	31,951	-1,552	-4.9
Total credit costs (4 + 22 + 29 + 43 + 44) (*2)	50	**-3,423**	-34,403	30,980	90.0
Total substantial credit costs (*3)	51	**-10,332**	-36,028	25,695	71.3
Losses related to international credit investments	52	**-10,035**	-9,782	-252	-2.6

(*1) Due to the reversal of reserves, the amount is included in the extraordinary income.

(*2) Recoveries of written-off claims (43) is included in Total credit costs from this fiscal year.

(*3) Total substantial credit costs (51) = (50) + "Credit investment related costs of (25) (34)"

(2) Breakdown of profit by business group

1) Gross business profits before credit costs

(Non-consolidated)

	Billions of Yen		
	1HFY2008	1HFY2007	Change
Retail financial services	**40.5**	44.5	-4.0
Wholesale financial services	**49.6**	52.6	-3.0
Stock transfer agency services	**9.2**	10.0	-0.8
Global Markets	**24.2**	9.8	14.3
Fiduciary services	**30.0**	29.7	0.2
Pension asset management	**19.7**	19.8	-0.1
Securities processing services	**10.3**	9.9	0.4
Real estate	**7.0**	18.8	-11.7
Fees paid for outsourcing	**-13.2**	-13.3	0.1
Stock transfer agency services	**-6.0**	-6.5	0.4
Fiduciary services	**-7.1**	-6.8	-0.2
Others (*)	**1.9**	2.5	-0.7
Gross business profits before credit costs	**139.9**	144.6	-4.7

2) Net business profit before credit costs

(Non-consolidated)

	Billions of Yen		
	1HFY2008	1HFY2007	Change
Retail financial services	**10.8**	14.9	-4.1
Wholesale financial services	**31.3**	34.1	-2.7
Stock transfer agency services	**2.0**	2.4	-0.4
Global Markets	**18.5**	5.1	13.4
Fiduciary services	**14.9**	15.9	-1.0
Pension asset management	**8.2**	9.4	-1.2
Securities processing services	**6.7**	6.5	0.1
Real estate	**2.9**	15.0	-12.1
Others (*)	**-5.5**	-4.2	-1.3
Net business profits before credit costs	**72.7**	80.7	-7.9

(Consolidated)

	Billions of Yen		
	1HFY2008	1HFY2007	Change
Retail financial services	**12.1**	16.2	-4.0
Wholesale financial services	**49.6**	49.7	-0.0
Stock transfer agency services	**3.6**	4.4	-0.8
Global Markets	**18.5**	5.1	13.4
Fiduciary services	**18.5**	20.0	-1.4
Pension asset management	**8.9**	10.8	-1.8
Securities processing services	**9.6**	9.2	0.3
Real estate	**3.1**	16.1	-12.9
Others (*)	**-6.6**	-4.6	-2.0
Net business profits before credit costs	**95.3**	102.4	-7.1

(*) Managerial accounting basis. Net of dividend income, cost of capital sourcing and head office expense is included.

(3) Fee revenue breakdown

(Consolidated)

	Billions of Yen		
	1HFY2008	1HFY2007	Change
Other trust fees	**31.1**	30.9	0.1
Pension management and other asset management services (*1)	**18.2**	18.4	-0.1
Securities processing services	**9.3**	8.0	1.2
Real estate	**2.1**	3.0	-0.9
Net fees and commissions	**38.3**	55.0	-16.7
Domestic business	**34.0**	50.0	-16.0
Retail financial services	**9.2**	14.5	-5.3
Wholesale financial services	**21.0**	22.1	-1.0
Stock transfer agency services	**10.1**	10.7	-0.5
Real estate	**9.4**	18.6	-9.2
Fees paid for outsourcing	**-7.1**	-6.8	-0.2
International business	**4.3**	5.0	-0.6
Total	**69.4**	85.9	-16.5

Note: Managerial accounting basis.

(*1) Lead manager fees from pension funds are included from this fiscal year; amount affected: 1HFY2008 (1.7 billion yen), 1HFY2007 (1.6 billion yen)

Fee revenue ratio	**35.9%**	44.0%	-8.1%
Gross profits before credit costs	**193.4**	195.3	-1.8

(4) Major subsidiaries operating leasing and finance business

	Billions of Yen								
	STB Leasing Group (Consolidated)			Sumishin Matsushita Financial Services			First Credit		
	1HFY2008	1HFY2007	Change	1HFY2008	1HFY2007	Change	1HFY2008	1HFY2007	Change
Ordinary profit	**1.8**	2.4	-0.6	**0.7**	1.7	-0.9	**-3.5**	5.7	-9.2
Net income	**1.0**	1.3	-0.3	**0.7**	1.3	-0.5	**-4.1**	7.1	-11.2
Total substantial credit costs	**-1.9**	-1.2	-0.7	**-1.9**	-0.6	-1.2	**-8.1**	1.2	-9.3

	Billions of Yen								
	STB Leasing Group (Consolidated)			Sumishin Matsushita Financial Services			First Credit		
	Sep. 2008	Mar. 2008	Change	Sep. 2008	Mar. 2008	Change	Sep. 2008	Mar. 2008	Change
Total assets	**556.8**	543.7	13.1	**574.7**	605.1	-30.4	**186.1**	206.5	-20.3
Net assets	**45.3**	49.6	-4.2	**71.8**	71.5	0.3	**44.4**	48.5	-4.1

(5) Return on equity

(Consolidated)

	Percentage points		
	1HFY2008	1HFY2007	Change
Return (Net income) on shareholders' equity	**5.53**	7.74	-2.21
Return (Net income) on equity	**5.37**	6.21	-0.84

(Non-consolidated)

	Percentage points		
	1HFY2008	1HFY2007	Change
Return (Net income) on shareholders' equity	**6.28**	6.89	-0.61
Return (Net income) on equity	**6.04**	5.47	0.57
Return (Net business profit before credit costs) on shareholders' equity	**15.04**	17.43	-2.39
Return (Net business profit before credit costs) on equity	**14.47**	13.82	0.65

Note: Shareholders' equity = Equity - Valuation and translation adjustments
Equity = Total net assets - Minority interests

2. Assets and liabilities

(1) Balance of major accounts (Banking a/c and Principal guaranteed trust a/c combined)

1) Balance of major accounts

(Non-consolidated)

		Millions of Yen					
		Sep. 2008		Mar. 2008		Change	
		Total	Domestic business	Total	Domestic business	Total	Domestic business
Deposits	(Ending balance)	11,759,155	11,076,037	11,810,218	10,958,061	-51,063	117,975
	(Average balance)	11,639,749	10,873,749	11,112,981	10,210,472	526,767	663,277
Time deposits	(Ending balance)	9,786,033	9,184,421	9,663,967	8,918,393	122,066	266,027
	(Average balance)	9,672,767	8,993,727	9,077,474	8,302,132	595,293	691,594
Liquidity deposits (*)	(Ending balance)	1,665,560	1,663,528	1,835,112	1,833,908	-169,551	-170,379
	(Average balance)	1,661,383	1,660,197	1,708,880	1,707,682	-47,496	-47,484
Trust principal	(Ending balance)	870,709	870,709	981,504	981,504	-110,795	-110,795
	(Average balance)	925,293	925,293	1,282,057	1,282,057	-356,763	-356,763
Loans	(Ending balance)	11,385,933	10,556,493	11,362,157	10,566,900	23,775	-10,407
	(Average balance)	11,371,875	10,561,123	11,212,296	10,431,619	159,579	129,503
Banking account	(Ending balance)	11,086,798	10,257,358	11,033,244	10,237,987	53,554	19,371
	(Average balance)	11,052,821	10,242,069	10,803,947	10,023,270	248,874	218,798
Principal guaranteed trust account	(Ending balance)	299,134	299,134	328,913	328,913	-29,778	-29,778
	(Average balance)	319,054	319,054	408,349	408,349	-89,295	-89,295

(*)Including Current deposits, Ordinary deposits and Deposits at notice.

2) Ending balance of domestic deposits classified by depositors

(Non-consolidated)

	Millions of Yen		
	Sep. 2008	Mar. 2008	Change
Individuals	8,566,213	8,315,391	250,822
Deposits (*)	7,931,081	7,606,331	324,749
Trust principal (Principal guaranteed)	635,132	709,059	-73,927
Corporations and other organizations	2,185,344	2,561,851	-376,507
Deposits (*)	1,949,767	2,289,406	-339,639
Trust principal (Principal guaranteed)	235,576	272,444	-36,867
Others	1,195,188	1,062,322	132,865
Total	11,946,746	11,939,565	7,180

(*) Excluding NCDs and offshore accounts

(2) Spread

(Non-consolidated)

1) Domestic banking a/c

	Percentage points			
	1HFY2008	2HFY2007	1HFY2007	Change from 2HFY2007
Average yield on interest-earning assets (A)	1.56	1.37	1.43	0.19
Loans and bills discounted (a)	1.59	1.60	1.49	-0.01
Bonds (b)	2.05	1.12	1.62	0.93
Average yield on interest-bearing liabilities (B)	0.63	0.61	0.52	0.02
Deposits (c)	0.60	0.54	0.47	0.06
Gross margin (A) - (B)	0.93	0.76	0.91	0.17
Loan-deposit margin (a) - (c)	0.99	1.06	1.02	-0.07

2) Domestic banking a/c and principal guaranteed trust a/c combined

	Percentage points			
	1HFY2008	2HFY2007	1HFY2007	Change from 2HFY2007
Average yield on interest-earning assets (A)	1.56	1.37	1.43	0.19
Loans and bills discounted (a)	1.59	1.59	1.49	0.00
Bonds (b)	2.05	1.12	1.62	0.93
Average yield on interest-bearing liabilities (B)	0.61	0.58	0.48	0.03
Deposits (c)	0.57	0.52	0.44	0.05
Gross margin (A) - (B)	0.95	0.79	0.95	0.16
Loan-deposit margin (a) - (c)	1.02	1.07	1.05	-0.05

(3) Balance and sales volume of mutual fund/individual annuity (for retail customers)

(Non-consolidated)

	Billions of Yen					
	Balance			Sales volume		
	Sep. 2008	Mar. 2008	Change	1HFY2008	2HFY2007	1HFY2007
Mutual fund	**1,199.6**	1,278.1	-78.5	**94.2**	102.7	263.7
Individual annuity	**576.5**	550.0	26.5	**33.0**	36.2	47.8
Total	**1,776.1**	1,828.1	-51.9	**127.2**	138.9	311.6

(4) Unrealized gains/losses on investment securities

1) Held-to-maturity debt securities with fair value

(Consolidated)

	Millions of Yen							
	Sep. 2008			Mar. 2008			Change of book value	Change of net
	Book value	Fair value	Net	Book value	Fair value	Net		
Japanese Government Bonds	**399,142**	**403,260**	**4,118**	439,374	447,281	7,906	-40,231	-3,788
Japanese Local Government Bonds	**100**	**100**	**0**	100	100	0	-	-0
Japanese Corporate Bonds	**110,696**	**110,672**	**-24**	136,890	136,929	38	-26,194	-63
Others	**261**	**291**	**29**	281	316	34	-20	-5
Foreign bonds	**261**	**291**	**29**	281	316	34	-20	-5
Total	**510,200**	**514,323**	**4,123**	576,646	584,627	7,980	-66,445	-3,857

(Non-consolidated)

	Millions of Yen							
	Sep. 2008			Mar. 2008			Change of book value	Change of net
	Book value	Fair value	Net	Book value	Fair value	Net		
Japanese Government Bonds	**398,666**	**402,783**	**4,116**	438,978	446,883	7,904	-40,312	-3,788
Japanese Local Government Bonds	**-**	**-**	**-**	-	-	-	-	-
Japanese Corporate Bonds	**110,696**	**110,672**	**-24**	136,890	136,929	38	-26,194	-63
Others	**-**	**-**	**-**	-	-	-	-	-
Foreign bonds	**-**	**-**	**-**	-	-	-	-	-
Total	**509,363**	**513,455**	**4,092**	575,869	583,813	7,943	-66,506	-3,851

2) Available-for-sale securities with fair value

(Consolidated)

	Millions of Yen							
	Sep. 2008			Mar. 2008			Change of cost	Change of net
	Cost	Book value	Net	Cost	Book value	Net		
Japanese stocks	**467,451**	**641,730**	**174,279**	478,667	669,831	191,163	-11,216	-16,884
Japanese bonds	**996,449**	**985,603**	**-10,846**	829,653	829,100	-552	166,796	-10,294
Government bonds	**820,261**	**811,681**	**-8,579**	648,503	649,475	971	171,757	-9,551
Local government bonds	**23,179**	**23,110**	**-68**	25,441	25,623	182	-2,261	-251
Corporate bonds	**153,008**	**150,810**	**-2,198**	155,708	154,001	-1,706	-2,699	-491
Others	**3,115,982**	**2,990,559**	**-125,422**	2,603,717	2,523,932	-79,785	512,265	-45,637
Foreign stocks	**378**	**772**	**393**	374	1,112	738	4	-344
Foreign bonds	**2,410,409**	**2,300,000**	**-110,409**	1,979,586	1,910,582	-69,003	430,823	-41,405
Others	**705,194**	**689,787**	**-15,407**	623,756	612,236	-11,519	81,437	-3,887
Total	**4,579,883**	**4,617,893**	**38,010**	3,912,038	4,022,864	110,826	667,845	-72,816

Note: The methods to value financial assets at the end of September 2008 have not been changed based on the Accounting Standards Board of Japan's "Practical Solution on Measurement of Fair Value for Financial Assets (PITF No.25)", released on October 28th, 2008.

Floating rate government bonds included in "Government bonds" as of Sep. 2008: Cost 199,300 million yen, Net -6,146 million yen

(Non-consolidated)

	Millions of Yen							
	Sep. 2008			Mar. 2008			Change of cost	Change of net
	Cost	Book value	Net	Cost	Book value	Net		
Japanese stocks	**467,361**	**641,361**	**173,999**	478,567	669,412	190,845	-11,205	-16,846
Japanese bonds	**996,449**	**985,603**	**-10,846**	829,653	829,100	-552	166,796	-10,294
Government bonds	**820,261**	**811,681**	**-8,579**	648,503	649,475	971	171,757	-9,551
Local government bonds	**23,179**	**23,110**	**-68**	25,441	25,623	182	-2,261	-251
Corporate bonds	**153,008**	**150,810**	**-2,198**	155,708	154,001	-1,706	-2,699	-491
Others	**3,092,939**	**2,968,193**	**-124,745**	2,573,201	2,493,618	-79,582	519,737	-45,162
Foreign stocks	**375**	**724**	**349**	370	1,093	722	4	-373
Foreign bonds	**2,390,061**	**2,280,218**	**-109,843**	1,955,410	1,886,621	-68,789	434,650	-41,053
Others	**702,502**	**687,251**	**-15,251**	617,420	605,903	-11,516	85,082	-3,735
Total	**4,556,750**	**4,595,158**	**38,407**	3,881,421	3,992,132	110,710	675,328	-72,302

Note: The methods to value financial assets at the end of September 2008 have not been changed based on the Accounting Standards Board of Japan's "Practical Solution on Measurement of Fair Value for Financial Assets (PITF No.25)", released on October 28th, 2008.

Floating rate government bonds included in "Government bonds" as of Sep. 2008: Cost 199,300 million yen, Net -6,146 million yen

(5) Unrealized gains/losses of derivative transaction

(Non-consolidated)

	Millions of Yen					
	Hedge accounting applied (deferred gains/losses)			Hedge accounting not applied (unrealized gains/losses)		
	Sep. 2008	Mar. 2008	Change	Sep. 2008	Mar. 2008	Change
Interest rate related	**-2,505**	8,511	-11,016	**116,262**	79,802	36,460
Interest rate swaps	**-2,505**	8,511	-11,016	**127,366**	65,902	61,464
Currency related	**3,728**	165	3,563	**13,493**	20,570	-7,076
Stock related	**-4,962**	-2,837	-2,124	**588**	-434	1,023
Bond related	**-**	-	-	**-414**	-3,653	3,238
Credit related	**-**	-	-	**-11**	584	-595
Total	**-3,738**	5,839	-9,577	**129,918**	96,868	33,049

(6) Cross shareholdings

Cross shareholdings (with Fair value)

(Consolidated)

	Billions of Yen	
	Sep. 2008	Mar. 2008
Cost basis (A)	**467.4**	478.6
Mark-to-market basis	**641.7**	669.8
Tier I (B)	**1,114.3**	1,073.3
Percentage (A) / (B)	**41.9%**	44.5%

(7) Exposure to securitized products

1) Status of the international credit investment

i) Exposure to securities

(Non-consolidated)

		Billions of Yen, millions of U.S. Dollars						
		Sep. 2008						
		Cost (after impairment)				Unrealized gains/ losses		
		In total	North America	Europe	Change from Mar. 2008		Change from Mar. 2008	%
Securities with fair value	1	**951.1**	317.0	470.9	-68.5	-102.9	-37.3	-10.8%
(in U.S. Dollars)	2	**9,181**	3,060	4,546	-995	-993	-338	-10.8%
Asset-backed securities	3	**625.0**	288.8	333.2	-38.7	-85.7	-29.2	-13.7%
(in U.S. Dollars)	4	**6,034**	2,788	3,217	-591	-828	-263	-13.7%
Securities backed by non-securitized assets	5	**602.4**	270.7	328.6	-38.0	-79.6	-24.2	-13.2%
RMBS exc. Subprime related RMBS	6	**200.6**	2.5	196.2	-28.4	-22.2	-5.8	-11.1%
CMBS (Commercial mortgage)	7	**35.6**	0.3	35.2	-3.2	-4.2	-1.0	-12.0%
CLO (Corporate loans)	8	**207.0**	148.0	59.0	1.5	-32.6	-12.0	-15.8%
CARDS (Credit card receivables)	9	**87.3**	78.3	9.0	2.1	-8.6	-0.1	-9.9%
Other ABSs	10	**35.7**	14.0	20.7	-0.8	-4.3	-2.5	-12.3%
Subprime related RMBS	11	**10.7**	10.7	-	-2.3	-2.2	-0.9	-21.1%
CDO mezzanine	12	**18.0**	15.8	2.2	-0.2	-4.3	-1.5	-24.1%
Synthetic CDO	13	**7.1**	1.0	6.1	-6.5	-0.7	-0.2	-10.1%
Securities backed by securitized assets	14	**6.4**	5.3	1.0	-4.0	-1.6	-0.5	-24.9%
ABS-CDO (resecuritization)	15	**6.4**	5.3	1.0	-4.0	-1.6	-0.5	-24.9%
Equity type securities	16	**16.2**	12.6	3.5	3.2	-4.5	-4.4	-28.1%
CLO equities	17	**15.4**	11.9	3.5	3.3	-4.9	-4.8	-32.1%
SIV Capital notes	18	**0.7**	0.7	-	-0.0	0.4	0.4	55.5%
Corporate bonds	19	**326.0**	28.2	137.6	-29.7	-17.1	-8.0	-5.3%
(in U.S. Dollars)	20	**3,147**	272	1,329	-403	-165	-74	-5.3%
Bonds issued by financial institutions	21	**87.5**	12.5	42.8	-4.6	-6.7	-2.4	-7.7%
Securities with no available fair value	22	**27.3**	9.2	9.3	-7.3			
(in U.S. Dollars)	23	**264**	88	89	-82			
Asset-backed securities	24	**0.0**	0.0	-	-3.7			
CLO equities	25	**-**	-	-	-3.7			
Total	26	**978.4**	326.2	480.2	-75.8			
(in U.S. Dollars)	27	**9,445**	3,149	4,636	-1,077			

Note: There are no securities issued by government sponsored enterprises (Fannie Mae, Freddie Mac, FHLB) as of September 2008.

(Reference 1) Outstanding balance of investments guaranteed by "Monoline" insurance companies (included in the above table)

Asset-backed securities and corporate bonds	28	**11.7**	**7.1**	**4.6**	**-2.1**	**-2.3**	**-1.8**	**-20.0%**

(Reference 2) Asset-backed securities held by STB Omega Investment Ltd., Sumitomo Trust's 75% owned subsidiary (not included in the top table)

CLO equities	29	**2.1**	**2.1**	**-**	**-3.7**	**-0.1**	**-0.1**	**-6.1%**

ii) Credit ratings of securities with fair value

(Non-consolidated)

		Billions of Yen						
		Sep. 2008						
		Cost (after impairment)		Credit Ratings (*1)				
			Change from Mar. 2008	AAA	AA	A	BBB	BB and below (No rating)
Securities with fair value	30	**951.1**	-68.5	360.7	165.0	192.5	192.7	24.5 (15.4)
Asset-backed securities with fair value	31	**625.0**	-38.7	360.7	99.8	57.1	90.3	1.5 (15.4)
Securities backed by non-securitized assets	32	**602.4**	-38.0	357.7	97.1	56.6	90.0	0.7
RMBS exc. Subprime related RMBS (*2)	33	**200.6**	-28.4	95.5	41.6	33.3	30.0	-
CMBS (Commercial mortgage)	34	**35.6**	-3.2	25.7	8.5	1.3	-	-
CLO (Corporate loans)	35	**207.0**	1.5	179.5	27.2	-	0.2	-
CARDS (Credit card receivables)	36	**87.3**	2.1	30.1	-	6.6	50.5	-
Other ABSs	37	**35.7**	-0.8	17.1	12.7	5.0	0.7	-
Subprime related RMBS (*2)	38	**10.7**	-2.3	4.6	5.1	0.4	-	0.4
CDO mezzanine	39	**18.0**	-0.2	-	-	9.2	8.4	0.3
Synthetic CDO	40	**7.1**	-6.5	4.9	1.6	0.5	-	-
Securities backed by securitized assets	41	**6.4**	-4.0	2.9	2.7	0.4	0.2	0.0
ABS-CDO	42	**6.4**	-4.0	2.9	2.7	0.4	0.2	0.0
Equity type securities	43	**16.2**	3.2	-	-	-	-	0.7 (15.4)
Corporate bonds	44	**326.0**	-29.7	-	65.2	135.4	102.3	22.9
Bonds issued by financial institutions	45	**87.5**	-4.6	-	59.6	22.2	5.6	-

(*1) On internal credit ratings basis (shown in rating marks based on the general correspondence with external credit ratings.)

(*2) Vintage of RMBS: 2007: 16.7%, 2006: 33.6%, 2005: 27.7%, 2004 and before: 22.0%

iii) Exposure to corporate loans

(Non-consolidated)

		Billions of Yen						
		Sep. 2008						
		Balance				Internal Credit Ratings (*1)		
		Total	North America	Europe	Change from Mar. 2008	1-4	5-6	7-8
Corporate loans (*2)	1	**346.9**	176.1	74.1	13.6	103.9	231.2	11.7
CLO Warehousing loans	2	**0.5**	0.5	-	-41.6	-	0.5	-
Manufacturing	3	**100.4**	53.6	35.8	-0.9	7.0	87.4	5.9
Energy and utilities	4	**23.4**	7.1	-	3.5	5.3	18.1	-
Communication	5	**37.4**	19.7	10.3	1.6	3.2	32.4	1.6
Wholesale and retail	6	**29.8**	23.9	5.4	7.7	9.7	19.3	0.7
Finance and insurance	7	**49.3**	31.4	0.6	-10.6	41.7	7.5	-
Real estate	8	**7.3**	2.5	-	0.1	4.7	2.5	-
Various services	9	**52.1**	30.7	16.2	3.6	3.7	45.9	2.4

(*1) Internal Credit Ratings: 1-6: Ordinary debtors, 7-8: Special mention debtors (except for Substandard debtors)

(*2) Non-Japanese loans conducted in domestic branches* are added to the "Corporate loans" shown in the past disclosure.

* For the internal purpose, they are classified as Non-Japanese in terms of final risk (Japanese company-related project finance is included).
Amount affected: Mar. 2008 (47.7 billion yen), Sep. 2008 (93.7 billion yen)

(*3) There are no subprime related loans.

iv) Total substantial credit costs (Losses related to international credit investments)

(Non-consolidated)

		Billions of Yen					
		Losses related to international credit investments					
			Total credit costs	Net gains on sales of stocks and other securities	Others		
						Losses on sale	Losses on devaluation
Asset-backed securities	10	**-4.2**	-	-0.1	-4.1	-1.1	-2.9
Subprime related RMBS	11	**-0.6**	-	-	-0.6	-0.2	-0.3
CDO mezzanine	12	**-0.4**	-	-	-0.4	-	-0.4
Synthetic CDO	13	**-2.1**	-	-	-2.1	-0.0	-2.1
ABS-CDO	14	**-0.8**	-	-	-0.8	-0.8	-0.0
CLO equities	15	**-0.1**	-	-0.1	-	-	-
Corporate bonds	16	**-2.6**	-	-	-2.6	-2.6	-
Bonds issued by financial institutions	17	**-2.5**	-	-	-2.5	-2.5	-
Corporate loans	18	**4.7**	4.7	-	-	-	-
CLO Warehousing loan	19	**5.7**	5.7	-	-	-	-
Others (*)	20	**-7.8**	-7.8	-	-	-	-
Total	21	**-10.0**	-3.1	-0.1	-6.7	-3.7	-2.9

(*) Accounts due related to off-balance transactions such as interest rate swaps with the Lehman Brothers' Group.

2) Status of domestic credit investment

i) Exposure to asset-backed securities

(Non-consolidated)

		Billions of Yen						
		Sep. 2008						
		Cost (after impairment)		Unrealized gains/losses			Internal Credit Ratings (*)	
			Change from Mar. 2008		Change from Mar. 2008	%	1-4	5-6
Total of asset-backed securities with fair value	22	**526.0**	-106.3	-7.6	0.0	-1.5%	475.3	50.7
Housing loans	23	**277.9**	-23.6	-1.4	-0.4	-0.5%	275.9	1.9
Other consumer loans	24	**89.6**	-29.9	-0.7	-0.1	-0.9%	85.5	4.1
Commercial real estate-secured loans	25	**47.1**	-6.0	-0.6	-0.3	-1.4%	43.4	3.6
Corporate loans and bonds	26	**71.1**	-32.1	-4.5	1.1	-6.4%	30.1	41.0
Claims on lease payments	27	**40.2**	-14.5	-0.2	-0.1	-0.5%	40.2	-
Total of asset-backed securities with no available fair value	28	**25.6**	-1.5				12.9	12.7
Housing loans	29	**3.7**	-0.1				-	3.7
Commercial real estate-secured loans	30	**9.7**	-1.4				0.7	9.0
Corporate loans and bonds	31	**12.2**	-				12.2	-

Note: Categorized by collateralized assets

(*) There are no securities rated less than or equal to 7.

ii) Domestic LBO finance

(Non-consolidated)

		Billions of Yen				
		Balance		Internal Credit Ratings		
			Change from Mar. 2008	1-4	5-6	7-8
Domestic LBO finance	32	57.1	-11.1	3.0	34.6	19.4

3) Off-balance risk from Special Purpose Entities(SPEs)

(i) SPE related transactions collateralized by overseas assets

There are no transactions that STB sponsors or complements SPEs' liquidity and/or credit.

(ii) SPE related transactions collateralized by domestic assets

STB complements liquidity and credit for the purpose of facilitating domestic Asset-backed Commercial Paper (ABCP) programs of SPEs which were established in order to meet customers' needs such as raising funds and securitizing assets.

(Non-consolidated)

		Billions of Yen						
		Sep. 2008						
		Balance	Change from Mar. 2008	Internal Credit Ratings 1-4	5-6	7-8	ABCP Outstanding	Change from Mar. 2008
Total	1	**656.9**	18.0	362.5	293.8	0.6	508.8	-40.8
Accounts receivable	2	**541.0**	6.3	312.4	228.4	0.2		
Loans	3	**19.5**	-16.5	18.4	1.1	-		
Claims on lease payments	4	**44.2**	13.3	21.7	22.4	-		
Others	5	**52.0**	14.9	9.8	41.8	0.3		

Note: Categorized by underlying assets.

Glossary of terms

CDO mezzanine	A-rated or BBB-rated, at the time of issuance, tranches of CDOs which are backed by corporate loan or bond portfolio.
Synthetic CDO	Synthetic Collateralized Debt Obligation: A category of securitization products, which utilizes credit derivative transactions to take credit risk of corporations.
ABS-CDO	A category of resecuritization product, backed by other asset-backed securities.
CLO equities	Most junior tranche of security, or equity, of CLO (Collateralized Loan Obligation), a category of asset-backed securities, which is backed by corporate loans.
CLO Warehousing loan	A short-term, bridge type loan to the issuing entity of CLO securities to fund its accumulation of loan assets.

(8) Non-performing loans

After partial direct written-off

1) Assets classified under the Financial Reconstruction Law (Banking a/c and principal guaranteed trust a/c combined)
(Non-consolidated)

	Millions of Yen				
	Sep. 2008	Mar. 2008	Sep. 2007	Change from Mar. 2008	Change from Sep. 2007
Assets classified under the Financial Reconstruction Law (a)	**70,048**	107,078	98,199	-37,029	-28,151
Loans in bankrupt and practically bankrupt	**19,640**	6,854	5,477	12,785	14,163
Doubtful loans	**28,269**	27,270	59,803	999	-31,533
Substandard loans (b)	**22,138**	72,952	32,919	-50,814	-10,781
Ordinary assets	**12,044,764**	12,084,568	12,087,044	-39,803	-42,279
Loans to substandard debtors (excluding Substandard loans) (c)	**3,344**	4,132	2,472	-787	871
Loans to special mention debtors (excluding (b) and (c))	**782,038**	747,189	748,438	34,848	33,599
Loans to ordinary debtors	**11,259,382**	11,333,246	11,336,132	-73,864	-76,750
Total loan balance (d)	**12,114,812**	12,191,646	12,185,244	-76,833	-70,431
Ratio to total loan balance (a) / (d)	**0.6%**	0.9%	0.8%	-0.3%	-0.2%
Loans to substandard debtors (b)+(c)	**25,482**	77,084	35,392	-51,602	-9,909

Note: Partial direct written-off: Sep. 2008: 25,332 million yen, Mar. 2008: 24,724 million yen, Sep. 2007: 30,944 million yen

2) Risk managed loans (Banking a/c and principal guaranteed trust a/c combined)
(Consolidated)

	Millions of Yen				
	Sep. 2008	Mar. 2008	Sep. 2007	Change from Mar. 2008	Change from Sep. 2007
Risk managed loans	**138,702**	150,312	132,043	-11,609	6,659
Loans in bankruptcy proceedings	**12,841**	1,126	1,310	11,715	11,531
Other delinquent loans	**88,513**	70,766	96,306	17,746	-7,792
Loans more than 3 months past due	**1**	4	170	-2	-168
Restructured loans	**37,345**	78,414	34,256	-41,069	3,089
Total loans under risk management	**11,145,157**	11,075,142	11,040,839	70,015	104,317
Ratio to total loan balance	**1.2%**	1.4%	1.2%	-0.2%	0.0%

Note: Partial direct written-off: Sep. 2008: 33,540 million yen, Mar. 2008: 29,496 million yen, Sep. 2007: 36,373 million yen

(Non-consolidated)

	Millions of Yen				
	Sep. 2008	Mar. 2008	Sep. 2007	Change from Mar. 2008	Change from Sep. 2007
Risk managed loans	**61,812**	106,867	97,985	-45,054	-36,172
Loans in bankruptcy proceedings	**7,905**	349	593	7,556	7,312
Other delinquent loans	**31,768**	33,565	64,471	-1,796	-32,702
Loans more than 3 months past due	**-**	-	165	-	-165
Restructured loans	**22,138**	72,952	32,754	-50,814	-10,616
Total loans under risk management	**11,385,933**	11,362,157	11,313,650	23,775	72,282
Ratio to total loan balance	**0.5%**	0.9%	0.9%	-0.4%	-0.4%

Note: Partial direct written-off: Sep. 2008: 25,332 million yen, Mar. 2008: 24,724 million yen, Sep. 2007: 30,944 million yen

3. Total risk-weighted assets and capital (Basel II)

(1) Risk measurement methodologies

Credit risk:	Foundation Internal Ratings-Based Approach(*)
Market risk:	Internal Models Approach
Operational risk:	Standardized Approach

(*) The Standardized Approach is applied to the material consolidated subsidiaries as the phased rollout of the Foundation Internal Ratings-Based Approach. Sumitomo Trust plans for these business units a transition to the Foundation Internal Ratings-Based Approach, when it will have a suitable risk management system. The Standardized Approach is duly applicable in light of materiality to the business units such as small-sized subsidiaries as the exception of the Foundation Internal Ratings-Based Approach.

(2) BIS capital adequacy ratio (Preliminary)

(Consolidated)

	Millions of Yen				
	Sep. 2008	Mar. 2008	Sep. 2007	Change from Mar. 2008	Change from Sep. 2007
Total qualifying capital	**1,684,267**	1,732,290	1,836,452	-48,022	-152,185
Tier I	**1,114,302**	1,073,308	1,040,536	40,994	73,766
Minority interest	**237,254**	209,362	210,397	27,892	26,856
Noncumulative preferred securities issued by overseas special purpose companies	**210,000**	183,000	183,000	27,000	27,000
Less: Goodwill equivalents	**111,244**	115,508	119,777	-4,264	-8,533
Less: Equivalent to 50% of the excess of expected loss over qualifying reserves	**18,274**	14,918	16,165	3,356	2,109
Tier II	**669,262**	760,940	921,173	-91,678	-251,911
Upper Tier II	**288,386**	366,276	506,018	-77,889	-217,632
45% of unrealized gain on available-for-sale securities	**14,440**	48,096	167,000	-33,655	-152,559
45% of revaluation reserve for land	**725**	771	875	-45	-149
General allowance for loan losses	**7,069**	3,213	6,942	3,856	126
Perpetual subordinated debt	**266,150**	314,195	331,200	-48,045	-65,050
Lower Tier II	**380,876**	394,664	415,155	-13,788	-34,279
Subordinated term debt and fixed-term preferred stock	**380,876**	394,664	415,155	-13,788	-34,279
Less: Deduction (double gearing)	**99,297**	101,958	125,257	-2,661	-25,960
Total risk-weighted assets	**14,738,329**	14,625,988	15,555,868	112,340	-817,538
Amount of credit risk-weighted assets	**13,812,209**	13,745,339	14,719,262	66,869	-907,053
Amount of market risk equivalents	**203,320**	162,263	135,417	41,056	67,902
Amount of operational risk equivalents	**722,800**	718,385	701,187	4,414	21,612
BIS capital adequacy ratio	**11.42%**	11.84%	11.80%	-0.42%	-0.38%
(Tier I capital ratio)	**7.56%**	7.33%	6.68%	0.23%	0.88%

Note : Non-consolidated BIS capital adequacy ratio and Tier I capital ratio are 12.17% and 8.19%, respectively.

(3) Monitoring the interest rate risk of the banking account (Outlier ratio)

a. Measurement methodology

Grid Point Sensitivity Approach

b. Selected level of confidence or interest rate shock

For assets in Japanese yen, US dollar and Euro, 1st and 99th percentile of observed interest rate changes using a 1 year holding period and a minimum of 5 years of observations. For assets in the currencies less than 5% of total assets or liabilities, an upward and downward 200 basis point parallel rate shock.

c. Definition of core deposits

The upper limit of the core deposits is defined as the minimum of the following:

(a) minimum balance in the last 5 years, (b) the balance after deducting the maximum annual outflow in the last 5 years from the current balance, or (c) the equivalent of 50% of the current balance. The maturity of up to 5 years (average 2.5 years) is assumed.

d. Outlier ratio

Outlier ratio was 7.40%, below the outlier level (more than 20%).

(Consolidated)

	Billions of Yen
	Sep. 2008 (Preliminary)
Total interest rate risk (A)	132.1
Tier I • •Tier II (B)	1,783.5
Outlier ratio (A) / (B)	7.40%

4. Forecast

(1) Forecast for full FY2008

	FY2008				Billions of Yen
	<For reference> Previous forecast as of Oct. 2008	Forecast for FY2008 (A)	1HFY2008 (Actual)	FY2007 (Actual) (B)	Change (A)-(B)
(Consolidated)					
Net business profits before credit costs	195.0	**195.0**	95.3	216.8	-21.8
Total substantial credit costs	-55.0	**-55.0**	-24.5	-88.4	33.4
Ordinary profit	120.0	**110.0**	54.7	136.9	-26.9
Net income	65.0	**60.0**	28.3	82.3	-22.3
Dividend per common stock (Yen)	17.00	**17.00**	8.50	17.00	-
Consolidated dividend payout ratio (%)	43.8%	**47.4%**	--------	34.6%	12.8%
(Non-consolidated)					
Net business profits before credit costs	155.0	**155.0**	72.7	173.8	-18.8
Total substantial credit costs	-35.0	**-35.0**	-10.3	-75.5	40.5
Other non-recurring profit	-20.0	**-30.0**	-13.5	6.5	-36.5
Ordinary profit	100.0	**90.0**	47.5	103.9	-13.9
Net income	65.0	**60.0**	30.3	69.9	-9.9
(Total substantial credit costs)					
Consolidated	-55.0	**-55.0**	-24.5	-88.4	33.4
Non-consolidated	-35.0	**-35.0**	-10.3	-75.5	40.5
Domestic	-5.0	**-5.0**	-0.2	3.7	-8.7
International	-30.0	**-30.0**	-10.0	-79.3	49.3
Group companies	-20.0	**-20.0**	-14.1	-12.8	-7.1

Note: Forecast is subject to change

II. Supplementary information

1. Outline of the financial results

(1) Major subsidiaries and affiliates

Company names	Capital	Primary business	STB Group's share in voting rights	(STB's share in voting rights)	Billions of Yen Net Income 1HFY2008	1HFY2007	Change
(Subsidiaries)							
The Sumishin Shinko Co., Ltd.	Yen 50 mil.	Property maintenance	100	(100)	**0.8**	0.1	0.7
Sumishin Guaranty Co., Ltd.	Yen 300 mil.	Housing loan guaranty	100	(100)	**0.4**	0.7	-0.3
First Credit Corporation	Yen 13,500 mil.	Finance services	100	(100)	**-4.1**	7.1	-11.2
STB Leasing & Financial Group Co., Ltd. (*1)	Yen 50 mil.	Holding company of leasing subsidiaries	100	(100)	**5.8**	―――	―――
STB Leasing Co., Ltd.	Yen 5,084 mil.	General leasing	100	(-)	**1.5**	0.4	1.0
STB Wealth Partners Co., Ltd.	Yen 155 mil.	Consulting	100	(100)	**0.0**	0.0	0.0
Life Housing Loan, Ltd.	Yen 1,000 mil.	Finance services	100	(100)	**1.0**	0.9	0.0
Sumishin Business Service Co., Ltd.	Yen 80 mil.	Agency services/temporary staffing/training services	100	(100)	**0.0**	-0.0	0.0
STB Real Estate Investment Management Co., Ltd.	Yen 300 mil.	Asset management	100	(100)	**0.1**	0.2	-0.0
Japan TA Solution, Ltd.	Yen 2,005 mil.	Development and management of systems/operations of entrusted data processing	80	(80)	**0.9**	-0.2	1.1
Sumishin Matsushita Financial Services Co., Ltd.	Yen 20,520 mil.	General leasing/credit cards	66	(-)	**0.7**	1.3	-0.5
Sumishin Life Card Co., Ltd.	Yen 200mil.	Credit cards	51	(51)	**0.0**	0.0	0.0
Sumishin Card Co., Ltd.	Yen 50 mil.	Credit cards	95	(50)	**-0.0**	-0.1	0.1
STB Investment Corporation	Yen 35 mil.	Venture capital	100	(40)	**0.3**	0.0	0.3
Sumishin Information Service Co., Ltd.	Yen 100 mil.	Information technology/ commissioned accounting operation	100	(35)	**0.1**	0.2	-0.0
STB Asset Management Co., Ltd.	Yen 300 mil.	Asset management	100	(30)	**0.4**	0.7	-0.3
STB Research Institute Co., Ltd.	Yen 300 mil.	Research and consulting/ asset management	100	(29.8)	**-0.0**	-0.0	0.0
Sumishin Realty Co., Ltd.	Yen 300 mil.	Residential brokerage	100	(5)	**0.0**	0.5	-0.5
The Sumitomo Trust Finance (H.K.) Ltd.	USD 45 mil.	Banking and security services	100	(100)	**0.1**	0.2	-0.1
Sumitomo Trust and Banking (Luxembourg) S.A.	USD 30 mil.	Banking, security and trust services	100	(100)	**0.1**	0.2	-0.0
Sumitomo Trust and Banking Co. (U.S.A.)	USD 56 mil.	Banking and trust services	100	(100)	**1.5**	1.2	0.3
STB Omega Investment Ltd.	USD 60 mil.	Finance services	75	(75)	**-0.9**	0.9	-1.9
STB Preferred Capital (Cayman) Ltd.	Yen 85,000 mil.	Finance services	100	(100)	**1.6**	1.5	0.1
STB Preferred Capital 2 (Cayman) Ltd.	Yen 51,500 mil.	Finance services	100	(100)	**0.7**	0.7	0.0
STB Preferred Capital 3 (Cayman) Ltd.	Yen 51,500 mil.	Finance services	100	(100)	**0.7**	0.5	0.1
STB Preferred Capital 4 (Cayman) Ltd. (*2)	Yen 111,600 mil.	Finance services	100	(100)	**0.4**	―――	―――
(Affiliates)							
SBI Sumishin Net Bank, Ltd. (*3)	Yen 22,500 mil.	Banking	50	(50)	**-3.0**	-0.2	-2.7
Japan Pension Operation Service, Ltd.	Yen 1,500 mil.	Pension plan administration services	50	(50)	**0.0**	0.1	-0.0
BUSINEXT CORPORATION	Yen 9,000 mil.	Finance services	40	(40)	**0.3**	-0.1	0.4
Human Resource Management & Consulting Co., Ltd.	Yen 519 mil.	Employees data administration	38.9	(38.9)	**-0.0**	0.0	-0.1
Top REIT Asset Management Co., Ltd.	Yen 300 mil.	Investment company (Asset management)	38	(38)	**0.1**	0.0	0.1
Japan Trustee Services Bank, Ltd.	Yen 51,000 mil.	Trust and banking	33.3	(33.3)	**0.1**	0.6	-0.5
Japan Trustee Information Systems, Ltd.	Yen 300 mil.	Information technology/ commissioned accounting operation	33.3	(5)	**0.2**	0.0	0.1

(*1) STB Leasing & Financial Group Co., Ltd. was established on March 31, 2008.
(*2) STB Preferred Capital 4 (Cayman) Ltd. is not included in financial results of FY2007. (Newly consolidated in May 2008)
(*3) Numbers of the 1HFY2007 for SBI Sumishin Net Bank, Ltd. are the results after its commencement (September 24, 2007 to September 30, 2007).

2. Assets and liabilities

(1) Loans

1) Loans to small and mid-sized corporations
(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Sep. 2008	Mar. 2008	Sep. 2007	Change from Mar. 2008	Change from Sep. 2007
	Percentage points, Millions of Yen				
Percentage to total loan balance	**49.2**	50.5	49.8	-1.3	-0.6
Loan balance	**5,195,102**	5,336,715	5,180,389	-141,612	14,713

2) Consumer loans
(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Sep. 2008	Mar. 2008	Sep. 2007	Change from Mar. 2008	Change from Sep. 2007
	Millions of Yen				
Residential mortgage loans	**1,558,585**	1,550,336	1,505,611	8,249	52,973
Other consumer loans	**372,287**	376,786	377,093	-4,499	-4,805
Total	**1,930,872**	1,927,122	1,882,704	3,749	48,167

3) Real estate non recourse loans
(Banking a/c) (Non-consolidated)

	Sep. 2008	Mar. 2008	Sep. 2007	Change from Mar. 2008	Change from Sep. 2007
	Billions of Yen				
Loan balance	**1,189.6**	1,152.3	1,052.6	37.3	137.0

Note: Loans to REIT (266.1 bil.) and investment in CMBS (52.2 bil.) are included (Sep. 2008).

4) Overseas loan by borrowers' location
(Non-consolidated)

	Sep. 2008			Mar. 2008		Change	
	Total	Japanese affiliates	Non-Japanese	Total	Japanese affiliates	Total	Japanese affiliates
	Millions of Yen						
North America	**393,770**	212,922	180,848	308,141	177,538	85,628	35,383
Europe	**171,799**	103,734	68,065	165,127	92,540	6,672	11,194
Asia	**354,868**	306,520	48,347	318,188	277,028	36,679	29,491
Total	**1,184,926**	842,462	342,463	1,081,107	753,463	103,818	88,999

5) Loans by industry
(Non-consolidated)

	Sep. 2008 Banking a/c	Sep. 2008 Trust a/c (*)	Sep. 2008 Banking + Trust a/c	Change from Mar. 2008	Mar. 2008 Banking a/c	Mar. 2008 Trust a/c (*)	Mar. 2008 Banking + Trust a/c
	Millions of Yen						
Domestic Branches (excluding offshore)	**10,257,358**	**299,134**	**10,556,493**	**-10,407**	**10,237,987**	**328,913**	**10,566,900**
Manufacturing	**1,422,173**	**15,709**	**1,437,883**	**76,061**	1,348,600	13,220	1,361,821
Agriculture, forestry, fishing, mining	**24,434**	**-**	**24,434**	**5,131**	19,302	-	19,302
Construction	**126,746**	**787**	**127,533**	**5,919**	120,826	787	121,614
Energy and utilities	**142,889**	**818**	**143,708**	**-18,656**	160,456	1,908	162,364
Communication	**150,415**	**3**	**150,419**	**7,804**	142,607	7	142,614
Transportation	**666,033**	**5,904**	**671,938**	**7,848**	659,084	5,005	664,090
Wholesale and retail	**916,354**	**2,015**	**918,369**	**7,212**	910,224	932	911,156
Finance and insurance	**1,788,600**	**33,000**	**1,821,600**	**-128,803**	1,917,404	33,000	1,950,404
Real estate	**1,648,730**	**7,309**	**1,656,040**	**31,326**	1,617,264	7,448	1,624,713
Various services	**1,141,916**	**97,107**	**1,239,024**	**-66,323**	1,193,784	111,562	1,305,347
Others	**2,229,064**	**136,477**	**2,365,542**	**62,071**	2,148,430	155,040	2,303,470
Overseas branches and offshore	**829,440**	**-**	**829,440**	**34,183**	795,256	-	795,256
Total	**11,086,798**	**299,134**	**11,385,933**	**23,775**	11,033,244	328,913	11,362,157

Note: Based on the status of the transactions, 35.0 billion yen within the "Various services" of banking a/c is moved to "Real estate" from this fiscal year.
Same amount is adjusted for Mar. 2008 table.
(*) Trust a/c is principal guaranteed trust a/c

(2) Assets classified under the Financial Reconstruction Law

(After partial direct written-offs)

1) Banking a/c (Non-consolidated)

	Millions of Yen				
	Sep. 2008	Mar. 2008	Sep. 2007	Change from Mar. 2008	Change from Sep. 2007
Assets classified under the Financial Reconstruction Law (a)	**55,502**	91,676	94,351	-36,173	-38,849
Loans in bankrupt and practically bankrupt	**19,434**	4,978	3,223	14,455	16,210
Doubtful loans	**14,205**	14,490	58,979	-284	-44,773
Substandard loans (b)	**21,862**	72,206	32,149	-50,344	-10,286
Ordinary assets	**11,760,175**	11,771,057	11,675,454	-10,881	84,721
Loans to substandard debtors (excluding Substandard loans) (c)	**3,294**	4,080	2,419	-786	875
Loans to special mention debtors (excluding (b) and (c))	**772,748**	737,722	713,054	35,026	59,693
Loans to ordinary debtors	**10,984,132**	11,029,253	10,959,980	-45,121	24,152
Total loan balance (d)	**11,815,678**	11,862,733	11,769,806	-47,054	45,871
Ratio to total loan balance (a) / (d)	**0.5%**	0.8%	0.8%	-0.3%	-0.3%
Loans to substandard debtors (b)+(c)	**25,157**	76,287	34,568	-51,130	-9,411

Note: Partial direct written-off: Sep. 2008: 25,332 million yen, Mar. 2008: 24,724 million yen, Sep. 2007: 30,944 million yen

2) Principal guaranteed trust a/c (Non-consolidated)

	Millions of Yen				
	Sep. 2008	Mar. 2008	Sep. 2007	Change from Mar. 2008	Change from Sep. 2007
Assets classified under the Financial Reconstruction Law (e)	**14,545**	15,402	3,848	-856	10,697
Loans in bankrupt and practically bankrupt	**206**	1,876	2,253	-1,670	-2,047
Doubtful loans	**14,063**	12,780	824	1,283	13,239
Substandard loans (f)	**275**	745	770	-469	-494
Ordinary assets	**284,588**	313,511	411,589	-28,922	-127,000
Loans to substandard debtors (excluding Substandard loans) (g)	**49**	51	53	-1	-3
Loans to special mention debtors (excluding (f) and (g))	**9,289**	9,467	35,383	-177	-26,094
Loans to ordinary debtors	**275,249**	303,992	376,152	-28,743	-100,902
Total loan balance (h)	**299,134**	328,913	415,437	-29,778	-116,302
Ratio to total loan balance (e) / (h)	**4.9%**	4.7%	0.9%	0.2%	4.0%
Loans to substandard debtors (f)+(g)	**325**	797	823	-471	-498

3) Asset classified under the Financial Reconstruction Law as of Sep. 30, 2008 (Non-consolidated)

(Banking a/c)

(in millions of Yen)

	Balance	Coverage ratio	Collateral/Reserves		Reserve ratio
Loans in bankrupt/ practically bankrupt (A)	(a) 19,434 (4,978)	100% (100%)	Specific allowance for loan losses (b)	11,068	100% (100%)
			Guarantee and collateral (c)	8,366	(b) / ((a)-(c))
Doubtful loans (B)	(d) 14,205 (14,490)	81% (76%)	Uncovered	2,564	64%
			Specific allowance for loan losses (e)	4,694	(62%)
			Guarantee and collateral (f)	6,947	(e) / ((d)-(f))
Substandard loans (C)	(g) 21,862 (72,206)	87% (77%)	Uncovered	2,720	31%
			General allowance for loan losses (h)	1,278	(48%)
			Guarantee and collateral (i)	17,864	(h) / ((g)-(i))
Ordinary assets	11,760,175 (11,771,057)		General allowance for loan losses	75,050	
			Allowance for loan losses in specified foreign countries	-	
			Figures are after partial direct written-off of 25,332 million yen.		
Total loan balance	11,815,678 (11,862,733)		Total of (A), (B) and (C)	55,502 (91,676)	Ratio to total loan balance 0.5%

(Principal guaranteed trust a/c)

(in millions of Yen)

	Balance	Coverage Ratio	Collateral/Reserves		Reserves for principal
Loans in bankrupt/ practically bankrupt (D)	206 (1,876)	100% (100%)	Guarantee and collateral	206	Reserves for loan trust 1,417
Doubtful loans (E)	14,063 (12,780)	100% (100%)	Guarantee and collateral	14,063	Reserves for JOMT (Jointly-operated money trust) 330
Substandard loans (F)	275 (745)	100% (100%)	Guarantee and collateral	275	
Ordinary assets	284,588 (313,511)				
Total loan balance	299,134 (328,913)		Total of (D), (E) and (F)	14,545 (15,402)	Ratio to total loan balance 4.9%

(Banking a/c and principal guaranteed trust a/c combined)

Grand total	12,114,812 (12,191,646)	Total of (A),(B),(C),(D),(E) and (F)	70,048 (107,078)	Ratio to grand total loan balance 0.6%

Note: Numbers in parenthesis are as of Mar. 2008

4) Assets classified under the Financial Reconstruction Law by industry

(Non-consolidated)

	Millions of Yen						
	Sep. 2008				Mar. 2008		
	Banking a/c	Trust a/c (*)	Banking + Trust a/c	Change from Mar. 2008	Banking a/c	Trust a/c (*)	Banking + Trust a/c
Domestic Branches (excluding offshore)	54,867	14,545	69,412	6,717	47,293	15,402	62,695
Manufacturing	5,549	-	5,549	-186	5,735	-	5,735
Agriculture, forestry, fishing, mining	488	-	488	488	-	-	-
Construction	1,196	-	1,196	-186	1,383	-	1,383
Energy and utilities	-	-	-	-	-	-	-
Communication	207	-	207	147	60	-	60
Transportation	-	-	-	-	-	-	-
Wholesale and retail	745	-	745	-20,609	21,355	-	21,355
Finance and insurance	194	-	194	194	-	-	-
Real estate	24,138	-	24,138	17,874	6,263	-	6,263
Various services	3,886	-	3,886	887	2,999	-	2,999
Others	18,460	14,545	33,006	8,108	9,495	15,402	24,898
Overseas branches and offshore	635	-	635	-43,747	44,382	-	44,382
Total	55,502	14,545	70,048	-37,029	91,676	15,402	107,078

(*) Trust a/c is principal guaranteed trust a/c

5) Allowance for loan losses

Banking account (Consolidated)

	Millions of Yen				
	Sep. 2008	Mar. 2008	Sep. 2007	Change from Mar. 2008	Change from Sep. 2007
Allowance for loan losses	**112,957**	106,683	130,674	6,274	-17,716
General allowance for loan losses	**85,731**	93,609	99,927	-7,877	-14,196
Specific allowance for loan losses	**27,226**	13,074	29,995	14,151	-2,769
Allowance for loan losses from borrowers in specified foreign countries	**-**	-	750	-	-750

Banking account (Non-consolidated)

	Millions of Yen				
	Sep. 2008	Mar. 2008	Sep. 2007	Change from Mar. 2008	Change from Sep. 2007
Allowance for loan losses	**94,987**	96,799	120,967	-1,811	-25,979
General allowance for loan losses	**76,959**	88,437	94,998	-11,478	-18,039
Specific allowance for loan losses	**18,028**	8,361	25,217	9,666	-7,189
Allowance for loan losses from borrowers in specified foreign countries	**-**	-	750	-	-750

Principal guaranteed trust a/c (Non-consolidated)

	Millions of Yen				
	Sep. 2008	Mar. 2008	Sep. 2007	Change from Mar. 2008	Change from Sep. 2007
Reserves for loan trust	**1,417**	1,839	3,467	-421	-2,050
Reserves for JOMT (jointly-operated money trust)	**330**	924	1,175	-594	-845
Total	**1,747**	2,763	4,643	-1,016	-2,895

6) Reserve ratio for loans to special mention/ordinary debtors (general allowance for loan losses)

Banking account (Non-consolidated)

	Percentage points				
	Sep. 2008	Mar. 2008	Sep. 2007	Change from Mar. 2008	Change from Sep. 2007
Special mention	**7.6**	8.9	10.8	-1.3	-3.2
Substandard debtors	**8.2**	20.3	21.0	-12.1	-12.8
Against uncovered portion	**38.4**	61.8	29.5	-23.4	8.9
Other than substandard debtors	**7.6**	7.7	10.3	-0.1	-2.7
Ordinary debtors	**0.1**	0.1	0.1	0.0	0.0

Note: Reserve ratio = general allowance for loan losses/loan amount

(3) Final disposal of non-performing loans

(Banking a/c and principal guaranteed trust a/c combined)

1) Loans outstanding in doubtful or worse categories (Non-consolidated)

Total

	Billions of Yen									
	Before Sep. 2004	Mar. 2005	Sep. 2005	Mar. 2006	Sep. 2006	Mar. 2007	Sep. 2007	Mar. 2008	Sep. 2008	Change from Mar. 2008
Loans in bankrupt/practically bankrupt	**132.8**	**15.5**	**42.2**	**7.3**	**6.0**	**6.5**	**5.5**	**6.9**	**19.6**	**12.8**
Doubtful loans	**922.7**	**88.1**	**20.6**	**19.3**	**23.4**	**58.5**	**59.8**	**27.3**	**28.3**	**1.0**
Total	**1,055.5**	**103.6**	**62.9**	**26.6**	**29.4**	**65.0**	**65.3**	**34.1**	**47.9**	**13.8**
Loans outstanding in doubtful or worse categories as of Sep. 2004 and disposal thereafter										
Loans in bankrupt/practically bankrupt	132.8	10.8	6.7	5.9	4.2	3.7	3.6	3.0	1.2	-1.8
Doubtful loans	922.7	23.1	14.9	8.5	7.5	3.0	1.2	1.0	1.9	1.0
Total	1,055.5	33.9	21.6	14.4	11.7	6.7	4.9	4.0	3.1	-0.9
New entry to doubtful or worse categories during 2HFY2004 and disposal thereafter										
Loans in bankrupt/practically bankrupt		4.7	34.1	0.5	0.3	0.3	0.3	0.3	0.0	-0.2
Doubtful loans		65.0	0.6	0.5	0.4	0.4	0.3	0.2	0.2	-0.0
Total		69.7	34.8	1.0	0.7	0.7	0.6	0.5	0.2	-0.3
New entry to doubtful or worse categories during 1HFY2005 and disposal thereafter										
Loans in bankrupt/practically bankrupt			1.4	0.3	0.4	0.4	0.3	0.3	0.3	-0.0
Doubtful loans			5.1	3.3	2.7	2.6	2.2	1.6	1.3	-0.2
Total			6.4	3.6	3.1	2.9	2.5	1.9	1.6	-0.3
New entry to doubtful or worse categories during 2HFY2005 and disposal thereafter										
Loans in bankrupt/practically bankrupt				0.6	0.4	0.2	0.1	0.0	0.1	0.0
Doubtful loans				7.0	3.3	2.5	2.3	2.1	2.0	-0.1
Total				7.7	3.7	2.6	2.4	2.2	2.0	-0.1
New entry to doubtful or worse categories during 1HFY2006 and disposal thereafter										
Loans in bankrupt/practically bankrupt					0.7	0.4	0.2	0.1	0.1	-0.1
Doubtful loans					9.6	1.9	0.9	0.3	0.3	-0.0
Total					10.3	2.3	1.1	0.4	0.4	-0.1
New entry to doubtful or worse categories during 2HFY2006 and disposal thereafter										
Loans in bankrupt/practically bankrupt						1.6	0.4	0.1	0.4	0.2
Doubtful loans						48.2	43.6	0.8	0.5	-0.4
Total						49.8	44.0	1.0	0.8	-0.1
New entry to doubtful or worse categories during 1HFY2007 and disposal thereafter										
Loans in bankrupt/practically bankrupt							0.6	0.4	0.5	0.0
Doubtful loans							9.4	7.6	5.1	-2.5
Total							10.0	8.1	5.6	-2.5
New entry to doubtful or worse categories during 2HFY2007 and disposal thereafter										
Loans in bankrupt/practically bankrupt								2.5	0.3	-2.2
Doubtful loans								13.6	13.0	-0.6
Total								16.1	13.3	-2.8
New entry to doubtful or worse categories during 1HFY2008 and disposal thereafter										
Loans in bankrupt/practically bankrupt									16.8	16.8
Doubtful loans									4.0	4.0
Total									20.8	20.8

2) Progress of final disposal

(Non-consolidated) (in Billions of Yen)

Period	Primary amount	Amount as of 1HFY2008	Quasi final disposal or in the process of final disposal	Amount of final disposal during 1HFY2008	Ratio of final disposal progression (%)	Adjusted ratio of final disposal progression (*) (%)
Before 1HFY2004	1,055.5	3.1	0.6	0.9	99.7	99.8
2HFY2004	69.7	0.2	0.0	0.3	99.7	99.7
1HFY2005	6.4	1.6	0.2	0.3	74.8	78.6
2HFY2005	7.7	2.0	0.0	0.1	73.4	73.7
1HFY2006	10.3	0.4	0.0	0.1	96.5	96.9
2HFY2006	49.8	0.8	0.1	0.1	98.3	98.4
1HFY2007	10.0	5.6	0.2	2.5	44.2	46.6
2HFY2007	16.1	13.3	0.1	2.8	17.4	18.0
1HFY2008	20.8	20.8	7.4	-	-	35.5
Total		47.9	8.7	7.0		

(*) Ratio of final disposal progression considering quasi final disposal

(4) Deferred tax assets

1) Major factors for deferred tax assets and deferred tax liabilities

(Consolidated)

	Billions of Yen	
	Sep. 2008	Mar. 2008
Deferred tax assets (1)	**101.7**	83.0
Allowance for loan losses (including written-off of loans)	**48.1**	42.6
Devaluation of securities	**45.2**	52.4
Provision for retirement benefits	**16.3**	15.8
Loss carry forwards	**6.3**	7.1
Others	**23.5**	31.7
Valuation allowance	**-15.4**	-13.4
Offset with deferred tax liabilities	**-22.4**	-53.2
Deferred tax liabilities (2)	**0.1**	0.1
Valuation difference on available-for-sale securities	**15.4**	45.2
Others	**7.1**	8.2
Offset with deferred tax assets	**-22.4**	-53.2
Net deferred tax assets (1)-(2)	**101.5**	82.8
Percentage to Tier I	**9.1%**	7.7%
Tier I	**1,114.3**	1,073.3

(Non-consolidated)

	Billions of Yen	
	Sep. 2008	Mar. 2008
Deferred tax assets (1)	**82.7**	63.6
Allowance for loan losses (including written-off of loans)	**36.2**	36.3
Devaluation of securities	**45.2**	52.4
Provision for retirement benefits	**12.5**	11.8
Others	**16.0**	22.3
Valuation allowance	**-8.3**	-8.4
Offset with deferred tax liabilities	**-19.1**	-50.8
Deferred tax liabilities (2)	**-**	-
Valuation difference on available-for-sale securities	**15.3**	45.0
Others	**3.7**	5.7
Offset with deferred tax assets	**-19.1**	-50.8
Net deferred tax assets (1)-(2)	**82.7**	63.6
Percentage to Tier I	**7.1%**	5.7%
Tier I	**1,149.5**	1,109.2

2) Adequacy for calculating and posting net deferred tax assets (Non-consolidated)

Amount of loss carried forward has been used up in FY2006.

Thus, the item 2 of the practical guideline, " Treatment for audit of recoverability of deferred tax assets"(*) is applicable.

And net deferred tax assets are posted based on the tax planning with limits of not more than the total future taxable income.

(*) Classification of companies in the practical guideline, the Japanese Institute of Certified Public Accountants ("JICPA") Industry Auditing Committee Report No. 66 Treatment for audit of recoverability of deferred tax assets (November 9, 2001)

Item 2: Companies which show stable business performance but do not report taxable income enough for covering temporary differences that will result in deductible amounts in the future years.

	Billions of Yen				
	FY2007	FY2006	FY2005	FY2004	FY2003
Taxable income before deduction of loss carry forwards	**144.6**	199.2	93.6	103.2	33.8
Net business profit before credit costs	**173.8**	175.9	164.6	148.2	145.0

(5) Retirement benefits

(Consolidated)

		Millions of Yen		
		Sep. 2008	Mar. 2008	Change
Projected benefit obligation	(A)	**236,394**	235,645	748
(Discount rate)		**(2.0%)**	(2.0%)	(-%)
Plan assets	(B)	**244,673**	237,143	7,529
Provision for retirement benefits	(C)	**8,855**	9,636	-781
Advanced benefit paid	(D)	**80,239**	79,172	1,067
Unrecognized net prior service cost	(E)	**1,174**	1,354	-180
Unrecognized net actuarial loss	(A-B-C+D-E)	**61,930**	66,683	-4,752

		Millions of Yen		
		1HFY2008	1HFY2007	Change
Retirement benefit expenses	(A)	**-5,474**	-260	-5,213
Gains on return of retirement benefit trusts	(B)	**-**	9,969	-9,969
Total	(A+B)	**-5,474**	9,708	-15,183

(Non-consolidated)

		Millions of Yen		
		Sep. 2008	Mar. 2008	Change
Projected benefit obligation	(A)	**217,640**	216,455	1,185
(Discount rate)		**(2.0%)**	(2.0%)	(-%)
Plan assets	(B)	**234,147**	226,943	7,204
Provision for retirement benefits	(C)	**203**	212	-9
Advanced benefit paid	(D)	**80,143**	79,085	1,058
Unrecognized net prior service cost	(E)	**1,398**	1,595	-196
Unrecognized net actuarial loss	(A-B-C+D-E)	**62,035**	66,788	-4,753

		Millions of Yen		
		1HFY2008	1HFY2007	Change
Retirement benefit expenses	(A)	**-3,900**	398	-4,299
Service cost-benefits earned		**-2,478**	-2,233	-245
Interest cost on projected benefit obligation		**-2,161**	-2,115	-46
Expected return on plan assets		**5,822**	6,586	-763
Amortization of prior service cost		**-196**	-155	-41
Amortization of net actuarial losses		**-4,753**	-1,475	-3,277
Others (additional benefit at retirement, etc)		**-132**	-208	76
Gains on return of retirement benefit trusts	(B)	**-**	9,969	-9,969
Total	(A+B)	**-3,900**	10,368	-14,268

(6) Statements of trust account

(Non-consolidated)

	Millions of Yen		
	Sep. 2008	Mar. 2008	Change
Loans and bills discounted	**381,818**	447,059	-65,241
Securities	**7,325,120**	11,508,943	-4,183,822
Money held in trust	**61,964,219**	61,015,610	948,608
Securities held in custody accounts	**440,051**	434,419	5,631
Money claims	**9,391,818**	8,908,810	483,008
Tangible fixed assets	**4,396,803**	4,343,235	53,567
Intagible fixed assets	**34,175**	33,370	805
Other claims	**2,596,617**	2,822,637	-226,020
Call loans	**4,700**	45,100	-40,400
Loans to banking account	**644,661**	747,554	-102,893
Cash and due from banks	**213,755**	227,355	-13,599
Total assets	**87,393,741**	90,534,098	-3,140,356
Money trusts	**20,927,526**	25,545,526	-4,618,000
Pension trusts	**6,510,079**	7,100,851	-590,772
Property formation benefit trusts	**9,107**	7,203	1,903
Loan trusts	**206,543**	278,182	-71,639
Securities investment trusts	**22,537,130**	21,484,220	1,052,909
Money entrusted, other than money trusts	**2,912,094**	3,042,883	-130,789
Securities trusts	**16,514,452**	15,885,157	629,295
Money claim trusts	**9,076,530**	8,638,407	438,123
Land and fixtures trusts	**56,377**	149,581	-93,204
Composite trusts	**8,643,900**	8,402,083	241,817
Other trusts	**0**	0	-
Total liabilities	**87,393,741**	90,534,098	-3,140,356

The amount of retrusted assets (Sep. 2008: 61,946,569 million yen) to Japan Trustee Services Bank, Ltd. as a securities processing is included in Money held in trust.

(7) Breakdown of principal guaranteed trust a/c

		Millions of Yen		
		Sep. 2008	Mar. 2008	Change
Money trusts	Loans and bills discounted	**299,134**	328,913	-29,778
	Securities	**48**	9,796	-9,747
	Others	**368,782**	359,544	9,237
	Total assets	**667,965**	698,254	-30,288
	Principal	**667,174**	696,894	-29,720
	Reserves for JOMT (Jointly-operated money trust)	**330**	924	-594
	Others	**460**	434	26
	Total liabilities	**667,965**	698,254	-30,288
Loan trusts	Loans and bills discounted	**-**	-	-
	Securities	**-**	-	-
	Others	**206,562**	288,201	-81,639
	Total assets	**206,562**	288,201	-81,639
	Principal	**203,534**	284,609	-81,075
	Reserves for loan trust	**1,417**	1,839	-421
	Others	**1,610**	1,752	-142
	Total liabilities	**206,562**	288,201	-81,639

November 14, 2008

The Sumitomo Trust and Banking Co., Ltd.

Notice Regarding Partial Correction in the Explanatory Material of the Financial Results for Fiscal Year 2007

The Sumitomo Trust and Banking Co., Ltd. Hereby announces that it has made corrections to a part of the Explanatory Material of the Financial Results for Fiscal Year 2007 disclosed on May 15, 2008.
(Corrections are underlined below.)

(Page21) (4) Deferred tax assets

1) Major factors for deferred tax assets and deferred tax liabilities

(After correction)

(Billions of Yen)

(Consolidated)	Mar. 2008	Mar. 2007
Deferred tax assets (on the balance sheet) (1)	83.0	26.1
Devaluation of securities	52.4	33.0
Allowance for loan losses (including written-off of loans)	42.6	40.2

(Before correction)

(Billions of Yen)

(Consolidated)	Mar. 2008	Mar. 2007
Deferred tax assets (on the balance sheet) (1)	83.0	26.1
Devaluation of securities	42.6	33.0
Allowance for loan losses (including written-off of loans)	52.4	40.2

Explanatory Material

Fiscal Year 2007
ended on Mar. 31, 2008

The Sumitomo Trust and Banking Co., Ltd.

Table of Contents

Summary of the financial results for the fiscal year 2007

Financial results

<Consolidated>

- Consolidated net business profit before credit costs increased by 1.4 billion yen from the previous fiscal year to 216.8 billion yen. STB Leasing and Life Housing Loan contributed to consolidated profit by becoming a wholly owned subsidiary in 2H of FY2006 and 1H of FY2007, respectively.
- Ordinary profit decreased by 33.1 billion yen from the previous year due to the increase of non-consolidated total substantial credit costs(*). Net income decreased by 21.4 billion yen from the previous year to 82.3 billion yen.

<Non-consolidated>

- Non-consolidated net business profit before credit costs decreased by 2.0 billion to 173.8 billion from the previous year mainly due to the increase in expenses related to the expansion of personnel and relocation/renovation of offices so as to improve efficiency and to enhance client services. Despite a decrease in fee revenue, such as sales fee of mutual fund, non-consolidated gross business profit before credit costs achieved a 8.0 billion yen increase due to the increased profit from bonds.
- Total substantial credit costs increased by 35.9 billion yen from the previous year to 76.4 billion yen mainly due to the increase in losses related to international credit investments, as more comprehensively explained in Page 9 item 3).
- As a result, ordinary profit decreased by 30.6 billion yen the from previous year, and net income decreased by 11.8 billion yen from the previous year to 69.9 billion yen.

<Outline of the financial results>

(in billions of Yen)

	FY2007	FY2006	Change
Net business profit before credit costs			
Consolidated	**216.8**	215.4	1.4
Non-consolidated	**173.8**	175.9	-2.0
Ordinary profit			
Consolidated	**136.9**	170.1	-33.1
Non-consolidated	**103.9**	134.5	-30.6
Net income			
Consolidated	**82.3**	103.8	-21.4
Non-consolidated	**69.9**	81.8	-11.8
(Non-consolidated)			
Total substantial credit costs (*)	**-76.4**	-40.5	-35.9
International credit related	**-79.3**	-	-79.3

(*) "Total substantial credit costs" is a sum of "Total credit costs" and costs in "Net gains on sales of stocks and other securities" and "Other non-recurring profits" which are related to investment in securities of domestic and overseas credit.

<Earnings forecast for FY2008>

- Net business profit before credit costs is forecasted to remain around the previous year level, on both a consolidated and non-consolidated basis, at 215.0 billion yen and 170.0 billion yen, respectively.
- Net income is forecasted to achieve a 20% increase from the previous year at 100.0 billion yen, consolidated, and 85.0 billion yen, non-consolidated, mainly due to the decrease in total substantial credit costs.

<Earnings forecast for FY2008>

(in billions of Yen)

	Consolidated	Non-consolidated
Net business profit before credit costs	215.0	170.0
Ordinary profit	170.0	135.0
Net income	100.0	85.0

<Dividend forecast>

- Dividend per share for full year 2007 is planned to be 17 yen, the same level as the previous year, which equates a consolidated dividend payout ratio of 34.6%.
- We plan a dividend of 17 yen per share for FY2008 , the same level as FY2007, targetting an approximately 30% consolidated dividend payout ratio, which is consistent with our established target.
- In association to the midterm management target as shown in the table below, we plan to maintain an approximately 30% midterm consolidated dividend payout ratio.

<Dividend forecast>

	FY2007	Change fm FY2006	FY2008 Forecast
Dividend per common stock (Yen)	17	-	17
Consolidated dividend payout ratio (%)	34.6%	7.2%	28.5%

<Midterm financial plan>

- We have established a three-year midterm management plan which started in FY2008. Midterm financial management targets include a consolidated net business business profit before credit costs of 250.0 billion yen, a consolidated net income of 125.0 billion yen, and a consolidated ROE of approximately 11%.
- We plan to target our Tier I capital ratio at approximately 8%, while maintaining the high quality of our capital.

<Midterm financial plan>

(Consolidated) (in billions of Yen)

	FY2007 Actual	FY2010 Forecast
Net business profit before credit costs	216.8	**250.0**
Net income	82.3	**125.0**
Return on shareholders' equity	8.34%	**Approx. 11%**
Tier I capital ratio	7.33%	**Approx. 8%**

Assets and liabilities

<Balance of major accounts>
(Non-consolidated)

- The average balance of non-consolidated loan portfolio during FY2007 stayed around the same level as the previous fiscal year at 11.2 trillion yen. Deposits, including the principal guaranteed trust account, also stayed around the same level as the previous fiscal year at 12.3 trillion yen, as the decrease of the trust account offset the increase of time deposits.
- The average yield, both on loans and deposits, rose mainly due to the increased market rates to reach 1.54% and 0.48%, respectively. The loan-deposit margin, for domestic banking a/c and principal guaranteed trust a/c combined, improved by 0.07% to reach 1.06%.


<Balance of major accounts>
(In trillions of Yen)
(%)
1.27%
1.54%
0.99%
1.06%
0.28%
0.48%
FY2006
FY2007
Loans (average balance)
Deposits + Trust principals (average balance)
Average yield of loans and bills discounted
Average yield on deposits
Loan-deposit margin

<Assets classified under the Financial Reconstruction Law>
(Non-consolidated)
(Banking a/c and principal guaranteed trust a/c combined)

- The total balance of assets classified under the Financial Reconstruction Law decreased by 10.5 billion yen from the previous fiscal year to 107.1 billion mainly due to the upgrade of doubtful and other assets.
- The ratio of assets classified under the Financial Reconstruction Law to the total loan balance decreased by 0.1% from the end of the previous fiscal year to 0.9%.
- Loans to special mention debtors slightly increased by 17.5 billion yen from the end of the previous year to 751.3 billion yen, as the gross increase due to downgrade exceeded the gross decrease due to repayment from special mention debtors.


<Assets classified under the Financial Reconstruction Law>
(In billions of Yen)
733.9
751.3
1.0%
0.9%
117.6
107.1
Mar. 2007
Mar. 2008
Special mention (exc. substandard)
Substandard loans
Doubtful loans
Loans in bankrupt and practically bankrupt
Ratio to total loan balance (Right)

<Net unrealized gains/ losses of "Available-for-sale securities">
(Consolidated)

- Net unrealized gains/losses of "Available-for-sale securities" decreased by 385.6 billion yen from the end of the previous fiscal year to a net gain of 110.8 billion yen.
- The decrease of net unrealized gain of stocks by 316.1 billion yen due to the stagnant domestic stock market and the increase of net unrealized loss of foreign bonds included in "Others" by 48.9 billion yen resulted in the above.


<Net unrealized gains/ losses of "Available-for-sale securities">
(In billions of Yen)
•496.4)
507.2
•410.8)
191.1
-79.7
Mar. 2007
Mar. 2008
Stocks
Bonds
Others

<BIS capital adequacy ratio>
(Consolidated)

- The consolidated BIS capital adequacy ratio and Tier I capital ratio both increased by 0.48% and 0.89% from the end of previous fiscal year to 11.84% and 7.33%, respectively.
- Despite the decrease of total capital by 77.5 billion yen caused by the decline of net unrealized gains of securities, the decrease of total risk-weighted assets by 1,299.0 billion yen mainly due to the roll-out effect of approximately 550.0 billion yen of planned migration of approach on retail assets, such as residential mortgage loans, from the standardized approach to the FIRB (Foundation Internal Ratings-Based) approach, resulted in the above.

<BIS capital adequacy ratio>
(Consolidated) (In billions of Yen)

	Mar. 2008	Change fm Sep. 2007	Change fm Mar. 2007
BIS capital adequacy ratio	11.84%	0.04%	0.48%
Tier I capital ratio	7.33%	0.65%	0.89%
Total capital	1,732.2	-104.1	-77.5
Tier I	1,073.3	32.7	47.1
Tier II	760.9	-160.2	-143.7
Less: Deduction	101.9	-23.2	-19.0
Total risk-weighted assets	14,625.9	-929.8	-1,299.0

Status of international credit investment

Non-consolidated; Please refer to page 9 for glossary of terms

<Actions in FY2007>

- For FY2007, we have decided to take a proactive approach relative to the existing accounting policy with regard to the asset-backed securities which has been affected by the severe market conditions during 2H, especially the 4th quarter, of FY2007.
- Firstly, we expanded the scope of impairment process by reclassifying most of asset-backed securities categorized in the Securities with No Available Fair Value to the Securities with Fair Value category, as the availability and validity of the fair value for those securities have become verifiable.
- Secondly, we posted additional impairment by applying a stricter threshold of 30% fair value depreciation from the original cost rather than 50% to overseas asset-backed securities, and we also included any securities which we decided to liquidate into the impairment process irrespective of the unrealized loss ratio of those securities.
- As a result, the amount of impairment loss related to overseas asset-backed securities totaled 50.8 billion yen, which includes an additional impairment loss of 46.8 billion yen. The total substantial credit costs, which include loss on sale and reserve to corporate loan, amounted to 79.3 billion yen.

<Major categories of impairment or reserve;
parenthesized amounts denote impairment losses>

- The impairment loss from SIV Capital notes (25.4 billion yen) and CLO equities (10.1 billion yen), both equity type securities, comprise approximately 70% of total impairment loss from asset-backed securities.
- Other major categories include; Synthetic CDOs which take the credit risk of corporations through credit derivatives (5.2 billion yen), Subprime related RMBS (2.3 billion yen), resecuritized ABS-CDO and CDO mezzanine (4.4 billion yen).
- We have reserved 9.0 billion yen for CLO Warehousing loan based on the valuation of the underlying corporate loan.

<Overview of Asset-backed securities
after impairment as of the end of March 2008>

- The cost of SIV Capital notes and CLO equities, two major components of our impairment process, was reduced to 0.8 billion yen and 15.9 billion yen, respectively, after being almost completely marked down so as to have an unrealized loss of 0.1 billion yen.
- The total cost of other major impaired categories, including 13.0 billion yen in Subprime related RMBS as referred in the chart below, was reduced to 55.5 billion yen with an unrealized loss of 5.7 billion yen.
- To control the risk of SIV Capital notes, high grade RMBS, CLO and financial debt of 123.3 billion yen have been bought from SIV. On the other hand, both the impairment process explained above and strong yen contributed to reduce the total asset-backed securities exposure to 667.6 billion yen with an unrealized loss of 56.5 billion yen, which equates an unrealized loss ratio of 8.5%.

<Overview of Corporate loan as of the end of March 2008>

- We have reduced the exposure of CLO Warehousing loan, within the category of corporate loan, to 42.1 billion yen, approximately 170.0 billion reduction from the peak during 1H of FY2007, as of the end of fiscal year and put a reserve of approximately 21% of the outstanding amount.

<Exposure to Monoline insurance companies>

- We have invested in asset-backed securities, as referred in the chart below, and corporate bonds of 13.9 billion which are guaranteed by "Monoline" insurance companies. We do not have any other direct exposure to them or derivative transactions with them.

<Actions in FY2007 and Portfolio overview>

(in billions of yen)


Balance as of Sep. 2007 (*1)
Asset-backed securities (*2) Total: 718.0 (-22.6)
SIV Capital notes
44.6 (-8.7)
CLO equities
28.2
ABS-CDO CDO mezzanine
40.7
Synthetic CDO
12.9 (-0.8)
Subprime related RMBS
12.4 (-0.6)
Corporate loans Total: 385.7
CLO Warehousing loan
120.1
Actions in FY2007
* Sale of assets to reduce risk
* Expanded MTM + Additional impairment (*)
(*) Add all of i) Stricter threshold of 30% depreciation and ii) ABSs to be liquidated, to impairment process
Losses on sales: 8.2
Impairment: 25.4
Reclassified from Securities with No Available Fair Value to Securities with Fair Value
Impairment: 10.1
Impairment: 4.4
Impairment: 5.2
Impairment: 2.3
Total impairment: 50.8 (additional impairment: 46.8)
Reserves: 9.0
Losses on sales: 5.2
Balance as of Mar. 2008 (*1)
Asset-backed securities (*2) Total: 667.6 (-56.5)
SIV Capital notes
0.8 (-)
CLO equities
15.9 (-0.1)
ABS-CDO CDO mezzanine
28.8 (-3.9)
Synthetic CDO
13.7 (-0.5)
Subprime related RMBS
13.0 (-1.3)
Corporate loans Total: 285.5
CLO Warehousing loan
42.1

Total substantial credit costs: 79.3 (*3)

(*1) Amount denote either cost or principal amount in billions of yen; parenthesized amounts denote unrealized gains/losses
(*2) "Total" numbers include Securities with No Available Fair Value
(*3) Includes allowance for investment loss of 4.3 billion yen to STB Omega Investment Ltd., Sumitomo Trust's consolidated subsidiary, etc.

I. Outlook of the financial results for the fiscal year 2007

1. Outline of the financial results for the fiscal year 2007

(1) Financial results for the fiscal year 2007

(Consolidated)

		Millions of Yen		
		FY2007	FY2006	Change
Gross profits	1	**406,707**	384,101	22,606
Gross profits before credit costs (1-4)	2	**406,695**	385,461	21,234
Net trust fees	3	**74,628**	73,226	1,402
Principal guaranteed trust a/c credit costs	4	**11**	-1,360	1,372
Trust fees from principal guaranteed trust a/c	5	**11,977**	16,356	-4,378
Other trust fees	6	**62,639**	58,230	4,409
Net interest income	7	**161,750**	160,086	1,664
Net fees and commissions	8	**102,302**	103,751	-1,449
Net trading income	9	**13,403**	8,144	5,258
Net other operating income	10	**54,622**	38,892	15,730
General and administrative expenses	11	**-199,847**	-183,973	-15,873
(excluding amortization of goodwill)	12	**-191,609**	-177,802	-13,807
Personnel expenses	13	**-86,864**	-77,199	-9,665
Non-personnel expenses excluding taxes	14	**-105,264**	-99,850	-5,413
Taxes other than income taxes	15	**-7,718**	-6,923	-794
Provision of general allowance for loan losses	16	**-17,023**	-17,527	504
Banking a/c credit costs	17	**3,673**	-23,185	26,858
Written-off of loans	18	**-6,102**	-6,462	360
Provision of specific allowance for loan losses	19	**14,888**	-16,240	31,129
Provision of allowance for loan losses from borrowers in specified foreign countries	20	**614**	-413	1,028
Losses on sales of loans	21	**-5,727**	-68	-5,659
Net gains on sales of stocks and other securities	22	**-2,263**	4,814	-7,078
Net income from affiliates by equity method	23	**-2,702**	5,861	-8,564
Others	24	**-51,557**	81	-51,639
Ordinary profit	25	**136,985**	170,171	-33,185
Extraordinary profit	26	**9,285**	-2,393	11,678
Gains on return of securities from retirement benefit trusts	27	**9,969**	-	9,969
Income before income taxes	28	**146,271**	167,778	-21,507
Income taxes-current	29	**-73,747**	-59,830	-13,916
Income taxes-deferred	30	**14,920**	1,086	13,833
Minority interests in income	31	**-5,098**	-5,214	115
Net income	32	**82,344**	103,820	-21,475

Total credit costs (4 + 16 + 17)	33	**-13,338**	-42,073	28,735

Net business profit before credit costs	34	**216,888**	215,485	1,402

<Number of subsidiaries/affiliates>

	Mar. 2008	Mar. 2007	Change
Consolidated subsidiaries	**36**	34	2
Affiliates (subject to the equity method)	**7**	7	-

(Non-consolidated)

		Millions of Yen			
		FY2007	FY2006	Change	% change
Gross business profits before credit costs(2-4)	1	**305,796**	297,776	8,019	2.7
Gross profits	2	**305,807**	296,416	9,391	3.2
Net trust fees	3	**74,641**	73,226	1,415	1.9
Principal guaranteed trust a/c credit costs	4	**11**	-1,360	1,372	100.9
Trust fees from principal guaranteed trust a/c	5	**11,977**	16,356	-4,378	-26.8
Net gains on sale of securities	6	**-**	-0	0	100.0
Other trust fees	7	**62,652**	58,230	4,422	7.6
Net interest income	8	**145,505**	145,735	-229	-0.2
Domestic	9	**122,005**	130,217	-8,212	-6.3
Net fees and commissions	10	**53,730**	57,748	-4,018	-7.0
Domestic	11	**53,843**	58,351	-4,507	-7.7
Net trading income	12	**13,403**	8,144	5,258	64.6
Net other operating income	13	**18,526**	11,560	6,965	60.3
Net gains on foreign exchange transactions	14	**6,749**	11,730	-4,980	-42.5
Net gains on bonds	15	**46,450**	-1,179	47,629	4,039.6
Net gains from derivatives other than for trading or hedging	16	**-35,907**	-352	-35,555	-10,091.5
General and administrative expenses	17	**-131,916**	-121,856	-10,059	-8.3
Personnel expenses	18	**-50,425**	-44,386	-6,038	-13.6
Non-personnel expenses excluding taxes	19	**-74,758**	-71,379	-3,379	-4.7
Taxes other than income taxes	20	**-6,732**	-6,090	-641	-10.5
Net business profit before credit costs (1+17)	21	**173,879**	175,920	-2,040	-1.2
excluding Net gains on bonds (21-6-15)	22	**127,429**	177,099	-49,669	-28.0
Provision of general allowance for loan losses	23	**-15,677**	-18,878	3,200	17.0
Net business profit	24	**158,214**	155,681	2,532	1.6
Net non-recurring profit	25	**-54,285**	-21,130	-33,155	-156.9
Net gains on sales of stocks and other securities	26	**4,230**	5,096	-865	-17.0
Gains on sale of stocks and other securities	27	**30,382**	12,573	17,809	141.6
Losses on sale of stocks and other securities	28	**-991**	-2,932	1,940	66.2
Losses on devaluation of stocks and other securities	29	**-25,160**	-4,544	-20,615	-453.6
Banking a/c net credit costs	30	**4,610**	-20,289	24,899	122.7
Written-off of loans	31	**-5,282**	-4,820	-462	-9.6
Provision of specific allowance for loan losses	32	**15,004**	-15,001	30,006	200.0
Provision of allowance for loan losses from borrowers in specified foreign countries	33	**614**	-413	1,028	248.6
Losses on sales of loans	34	**-5,726**	-53	-5,672	-10,562.2
Others	35	**-63,127**	-5,937	-57,190	-963.3
Provision of allowance for investment loss	36	**1,479**	-6,458	7,937	122.9
Provision of allowance for contingencies	37	**-7,806**	-	-7,806	-
Losses related to overseas asset-backed securities	38	**-48,228**	-	-48,228	-
Amortization of net actuarial losses/prior service cost	39	**-2,923**	1,449	-4,373	-301.7
Ordinary profit	40	**103,928**	134,551	-30,623	-22.8
Extraordinary profit	41	**9,354**	-2,054	11,408	555.3
Recoveries of written-off claims	42	**861**	436	424	97.3
Gains on return of retirement benefit trusts	43	**9,969**	-	9,969	-
Income before income taxes	44	**113,282**	132,497	-19,214	-14.5
Income taxes-current	45	**-65,661**	-48,046	-17,614	-36.7
Income taxes-deferred	46	**22,303**	-2,636	24,940	945.8
Net income	47	**69,924**	81,813	-11,889	-14.5

Total credit costs (4+23+30)	48	**-11,054**	-40,527	29,472	72.7

Total substantial credit costs (*)	49	**-76,457**	-40,527	-35,930	-88.7
Losses related to international credit investments	50	**-79,349**	-	-79,349	-

(*) Total substantial credit costs (49) = (48) + "Credit investment related costs of (26) (36) (37)"+ (38)

Dividend per common stock (Yen)		**17.00**	17.00	-	-

(2) Major subsidiaries operating leasing and finance business

	Billions of Yen								
	STB Leasing Group			Sumishin Matsushita Financial Services			First Credit		
	FY2007	FY2006	Change	**FY2007**	FY2006	Change	**FY2007**	FY2006	Change
Ordinary profit	**6.7**	6.6	0.1	**3.3**	5.3	-1.9	**11.6**	8.5	3.1
Net income	**4.1**	17.3	-13.1	**2.4**	3.1	-0.7	**11.8**	9.3	2.5

	Billions of Yen								
	STB Leasing Group			Sumishin Matsushita Financial Services			First Credit		
	Mar. 2008	Mar. 2007	Change	**Mar. 2008**	Mar. 2007	Change	**Mar. 2008**	Mar. 2007	Change
Total assets	**543.7**	520.4	23.2	**605.1**	601.5	3.6	**206.5**	169.7	36.7
Net assets	**49.6**	46.3	3.2	**71.5**	69.8	1.6	**48.5**	36.6	11.8

Note: STB Leasing Group includes STB Leasing Co., Ltd. and its group companies.

(3) Fee revenue breakdown

(Consolidated)

	Billions of Yen		
	FY2007	FY2006	Change
Other trust fees	**62.6**	58.2	4.4
Pension management and other asset management services	**31.9**	32.6	-0.7
Securities processing services	**17.0**	13.4	3.5
Net fees and commissions	**102.3**	103.7	-1.4
Domestic business	**92.8**	97.3	-4.5
Retail financial services	**26.1**	31.0	-4.9
Wholesale financial services	**43.9**	45.5	-1.6
Stock transfer agency services	**20.0**	20.9	-0.9
Real estate	**34.5**	34.9	-0.3
Fees paid for outsourcing	**-14.0**	-14.3	0.2
International business	**9.4**	6.4	3.0
Total	**164.9**	161.9	2.9

Note: Managerial accounting basis.

Fee revenue ratio	**40.5%**	42.0%	-1.5%
Gross profits before credit costs	**406.6**	385.4	21.2

(4) Return on equity

(Consolidated)

	Percentage points		
	FY2007	FY2006	Change
Return (Net income) on shareholders' equity	**8.34**	11.30	-2.96
Return (Net income) on equity	**7.13**	8.81	-1.68

(Non-consolidated)

	Percentage points		
	FY2007	FY2006	Change
Return (Net income) on shareholders' equity	**7.47**	9.24	-1.77
Return (Net income) on equity	**6.31**	7.14	-0.83
Return (Net business profit before credit costs) on shareholders' equity	**18.58**	19.87	-1.29
Return (Net business profit before credit costs) on equity	**15.69**	15.35	0.34

Note: Shareholders' equity = Equity - Valuation and translation adjustments
Equity = Total net assets - Minority interests

2. Assets and liabilities

(1) Balance of major accounts (Banking a/c and Principal guaranteed trust a/c combined)

1) Balance of major accounts

(Non-consolidated)

		Millions of Yen					
		Mar. 2008		Mar. 2007		Change	
		Total	Domestic business	Total	Domestic business	Total	Domestic business
Deposits	(Ending balance)	**11,810,218**	**10,958,061**	11,317,081	10,227,386	493,137	730,674
	(Average balance)	**11,112,981**	**10,210,472**	10,817,337	9,719,277	295,643	491,195
Time deposits	(Ending balance)	**9,663,967**	**8,918,393**	8,878,236	7,980,871	785,730	937,521
	(Average balance)	**9,077,474**	**8,302,132**	8,684,913	7,747,360	392,560	554,772
Liquidity deposits (*)	(Ending balance)	**1,835,112**	**1,833,908**	2,048,690	2,046,144	-213,577	-212,235
	(Average balance)	**1,708,880**	**1,707,682**	1,760,145	1,758,903	-51,264	-51,221
Trust principal	(Ending balance)	**981,504**	**981,504**	1,598,277	1,598,277	-616,773	-616,773
	(Average balance)	**1,282,057**	**1,282,057**	1,850,968	1,850,968	-568,910	-568,910
Loans	(Ending balance)	**11,362,157**	**10,566,900**	11,226,383	10,403,849	135,774	163,051
	(Average balance)	**11,212,296**	**10,431,619**	11,287,518	10,509,722	-75,222	-78,102
Banking account	(Ending balance)	**11,033,244**	**10,237,987**	10,797,440	9,974,906	235,804	263,081
	(Average balance)	**10,803,947**	**10,023,270**	10,838,519	10,060,722	-34,572	-37,452
Principal guaranteed trust account	(Ending balance)	**328,913**	**328,913**	428,943	428,943	-100,029	-100,029
	(Average balance)	**408,349**	**408,349**	448,999	448,999	-40,650	-40,650

(*)Including Current deposits, Ordinary deposits and Deposits at notice.

2) Ending balance of domestic deposits classified by depositors

(Non-consolidated)

	Millions of Yen				
	Mar. 2008	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Individuals	**8,315,391**	8,056,070	7,998,206	259,320	317,184
Deposits (*)	**7,606,331**	7,252,541	7,073,347	353,790	532,984
Trust principal (Principal guaranteed)	**709,059**	803,529	924,859	-94,469	-215,799
Corporations and other organizations	**2,561,851**	2,861,732	3,001,511	-299,881	-439,659
Deposits (*)	**2,289,406**	2,245,914	2,328,093	43,492	-38,686
Trust principal (Principal guaranteed)	**272,444**	615,818	673,417	-343,373	-400,973
Others	**1,062,322**	804,609	825,946	257,713	236,376
Total	**11,939,565**	11,722,412	11,825,664	217,152	113,901

(*) Excluding NCDs and offshore accounts

(2) Spread

(Non-consolidated)

1) Domestic banking a/c

	Percentage points		
	FY2007	FY2006	Change
Average yield on interest-earning assets (A)	**1.40**	1.24	0.16
Loans and bills discounted (a)	**1.55**	1.25	0.30
Bonds (b)	**1.39**	1.11	0.28
Average yield on interest-bearing liabilities (B)	**0.57**	0.38	0.19
Deposits (c)	**0.51**	0.32	0.19
Gross margin (A) - (B)	**0.83**	0.86	-0.03
Loan-deposit margin (a) - (c)	**1.04**	0.93	0.11

2) Domestic banking a/c and principal guaranteed trust a/c combined

	Percentage points		
	FY2007	FY2006	Change
Average yield on interest-earning assets (A)	**1.40**	1.26	0.14
Loans and bills discounted (a)	**1.54**	1.27	0.27
Bonds (b)	**1.39**	1.11	0.28
Average yield on interest-bearing liabilities (B)	**0.53**	0.33	0.20
Deposits (c)	**0.48**	0.28	0.20
Gross margin (A) - (B)	**0.87**	0.93	-0.06
Loan-deposit margin (a) - (c)	**1.06**	0.99	0.07

(3) Balance of mutual fund/ individual annuity (for retail customers)

(Non-consolidated)

	Billions of Yen		
	Mar. 2008	Mar. 2007	Change
Mutual fund	**1,278.1**	1,333.5	-55.3
Individual annuity	**550.0**	490.1	59.8
Total	**1,828.1**	1,823.7	4.4

(4) Deferred hedge gains/ losses of derivative transactions qualifying for hedge accounting

(Non-consolidated)

	Millions of Yen		
	Mar. 2008	Mar. 2007	Change
Interest rate related	**8,511**	-10,913	19,424
Interest rate swaps	**8,511**	-10,913	19,424
Currency related	**165**	-2,165	2,331
Stock related	**-2,837**	-48	-2,789
Total	**5,839**	-13,127	18,966

(5) Unrealized gains/losses on investment securities

1) Held-to-Maturity Debt Securities with Fair Value

(Consolidated)

	Millions of Yen							
	Mar. 2008			Mar. 2007			Change of book value	Change of net
	Book value	**Fair value**	**Net**	Book value	Fair value	Net		
Japanese Government Bonds	**439,374**	**447,281**	**7,906**	502,183	501,472	-711	-62,809	8,617
Japanese Local Government Bonds	**100**	**100**	**0**	100	99	-0	-	0
Japanese Corporate Bonds	**136,890**	**136,929**	**38**	204,292	203,361	-930	-67,401	969
Others	**281**	**316**	**34**	295	322	27	-13	6
Foreign bonds	**281**	**316**	**34**	295	322	27	-13	6
Total	**576,646**	**584,627**	**7,980**	706,871	705,256	-1,614	-130,224	9,594

(Non-consolidated)

	Millions of Yen							
	Mar. 2008			Mar. 2007			Change of book value	Change of net
	Book value	**Fair value**	**Net**	Book value	Fair value	Net		
Japanese Government Bonds	**438,978**	**446,883**	**7,904**	501,839	501,130	-709	-62,860	8,613
Japanese Local Government Bonds	**-**	**-**	**-**	-	-	-	-	-
Japanese Corporate Bonds	**136,890**	**136,929**	**38**	204,292	203,361	-930	-67,401	969
Others	**-**	**-**	**-**	-	-	-	-	-
Foreign bonds	**-**	**-**	**-**	-	-	-	-	-
Total	**575,869**	**583,813**	**7,943**	706,131	704,491	-1,639	-130,262	9,583

2) Available-for-sale securities with Fair Value

(Consolidated)

	Millions of Yen							
	Mar. 2008			Mar. 2007			Change of cost	Change of net
	Cost	Book value	Net	Cost	Book value	Net		
Japanese stocks	**478,667**	**669,831**	**191,163**	481,914	989,188	507,273	-3,247	-316,109
Japanese bonds	**829,653**	**829,100**	**-552**	955,035	951,480	-3,555	-125,382	3,002
Government bonds	**648,503**	**649,475**	**971**	623,930	621,497	-2,433	24,572	3,404
Local government bonds	**25,441**	**25,623**	**182**	62,061	61,884	-177	-36,620	360
Corporate bonds	**155,708**	**154,001**	**-1,706**	269,042	268,098	-944	-113,334	-762
Others	**2,603,717**	**2,523,932**	**-79,785**	2,150,581	2,143,336	-7,245	453,135	-72,539
Foreign stocks	**374**	**1,112**	**738**	3	27	24	370	714
Foreign bonds	**1,979,586**	**1,910,582**	**-69,003**	1,692,225	1,672,190	-20,035	287,360	-48,968
Others	**623,756**	**612,236**	**-11,519**	458,352	471,117	12,765	165,404	-24,285
Total	**3,912,038**	**4,022,864**	**110,826**	3,587,532	4,084,004	496,472	324,506	-385,646

(Non-consolidated)

	Millions of Yen							
	Mar. 2008			Mar. 2007			Change of cost	Change of net
	Cost	Book value	Net	Cost	Book value	Net		
Japanese stocks	**478,567**	**669,412**	**190,845**	481,705	988,215	506,509	-3,138	-315,664
Japanese bonds	**829,653**	**829,100**	**-552**	955,035	951,480	-3,555	-125,382	3,002
Government bonds	**648,503**	**649,475**	**971**	623,930	621,497	-2,433	24,572	3,404
Local government bonds	**25,441**	**25,623**	**182**	62,061	61,884	-177	-36,620	360
Corporate bonds	**155,708**	**154,001**	**-1,706**	269,042	268,098	-944	-113,334	-762
Others	**2,573,201**	**2,493,618**	**-79,582**	2,100,669	2,093,421	-7,247	472,532	-72,334
Foreign stocks	**370**	**1,093**	**722**	-	-	-	370	722
Foreign bonds	**1,955,410**	**1,886,621**	**-68,789**	1,662,977	1,643,451	-19,526	292,433	-49,263
Others	**617,420**	**605,903**	**-11,516**	437,691	449,970	12,278	179,728	-23,794
Total	**3,881,421**	**3,992,132**	**110,710**	3,537,410	4,033,116	495,706	344,011	-384,996

(6) Cross shareholdings

1) Cross shareholdings (with Fair Value)

(Consolidated)

	Billions of Yen		
	Mar. 2008	Sep. 2007	Mar. 2007
Cost basis (A)	**478.6**	493.2	481.9
Mark-to-market basis	**669.8**	913.2	989.1
Tier I (B)	**1,073.3**	1,040.5	1,026.1
Percentage (A) / (B)	**44.5%**	47.3%	47.0%

2) Unwinding of cross shareholdings

(Non-consolidated)

	Billions of Yen			
	FY2007		FY2006	
	Full FY2007	1HFY2007	Full FY2006	1HFY2006 (*)
Cost basis	**12.8**	5.1	47.1	39.6

(*) Sales of Yachiyo Bank's No.1 Preferred Shares (25,000 shares, cost: 28.7 billion yen) to Yachiyo Bank is included.

(7) Status of international credit investment

1) Securities with Fair Value

1. We reclassified most overseas asset-backed securities, which were originally categorized as Securities with No Available Fair Value as shown in numbers 9, 11, and 12 in the chart below, to the Securities with Fair Value category from March 2008, as the availability and validity of the fair value for those securities have become verifiable.

2. We posted an additional impairment from overseas asset-backed securities by applying a stricter threshold of 30% fair value depreciation from cost rather than 50%. We also included any securities which we decided to liquidate into impairment process irrespective of the unrealized loss ratio of those securities. The total impairment loss amounted to 50.8 billion yen, of which the additional impairment losses was 46.8 billion yen.

3. During the 3rd quarter of FY2007, in order to control the risk of SIV Capital notes, high grade RMBS, CLO and financial debt of 123.3 billion yen were bought from SIV. On the other hand, an impairment loss and stronger yen both mainly contributed to reducing the total exposure of asset-backed securities to 663.8 billion yen.

		Billions of Yen						<For reference>
		Mar. 2008						FY2007
		Cost (after impairment)			Change from	Unrealized gains/ losses		
		In total	North America	Europe	Sep. 2007		%	Impairment
Asset-backed securities	1	663.8	297.5	363.0	14.8	-56.5	-8.5%	-50.8
RMBS (Residential mortgage)	2	242.1	19.0	220.8	10.3	-17.7	-7.3%	-4.0
Subprime related RMBS	3	13.0	13.0	-	0.5	-1.3	-10.3%	-2.3
CMBS (Commercial mortgage)	4	38.8	0.7	38.0	6.2	-3.2	-8.3%	-0.1
CLO (Corporate loans)	5	205.5	143.1	62.3	-17.8	-20.6	-10.0%	-0.0
CARDS (Credit card receivables)	6	85.2	74.7	10.4	7.4	-8.5	-10.0%	-0.3
Equity type securities	7	12.9	12.9	-	-31.7	-0.1	-0.9%	-35.5
SIV Capital notes	8	0.8	0.8	-	-43.8	-	-%	-25.4
CLO equities	9	12.1	12.1	-	12.1	-0.1	-1.0%	-10.1
Others	10	79.1	46.8	31.3	40.2	-6.2	-7.9%	-10.6
ABS-CDO	11	10.4	9.3	1.1	10.4	-1.0	-10.2%	-2.7
CDO mezzanine	12	18.3	15.9	2.3	18.3	-2.8	-15.5%	-1.7
Synthetic CDO	13	13.7	7.6	6.0	0.7	-0.5	-3.8%	-5.2
Corporate bonds	14	355.8	39.0	152.6	29.0	-9.0	-2.6%	-
Total	15	1,019.6	336.6	515.7	43.8	-65.6	-6.4%	-50.8

(Reference 1) Outstanding balance of investments guaranteed by "Monoline" insurance companies
(included in the above table)

		Billions of Yen						<For reference>
		Mar. 2008						FY2007
		Cost (after impairment)			Change from	Unrealized gains/ losses		
		In total	North America	Europe	Sep. 2007		%	Impairment
Asset-backed securities and corporate bonds	16	13.9	9.0	4.9	5.8	-0.3	-2.2%	-2.0

(Reference 2) Asset-backed securities held by STB Omega Investment Ltd., Sumitomo Trust's 75% owned subsidiary
(not included in the top table)

		Billions of Yen						<For reference>
		Mar. 2008						FY2007 (*)
		Cost (after impairment)			Change from	Unrealized gains/ losses		
		In total	North America	Europe	Sep. 2007		%	Impairment
CLO equities	17	5.9	5.9	-	-19.0	-0.0	-0.2%	-5.3

(*) Amount of impairment loss realized by STB Omega Investment Ltd.

(Reference 3) Procedure and organization for Fair Value Verification

We have been utilizing the fair value provided by securities brokers to mark the asset-backed securities. With regards to the securities for which OTC transaction is not observable, in accordance with the guideline "Regarding Auditing of ABS Evaluation" published by JICPA, our risk management section, a department independent from transactions execution, has verified the validity of the range of the price discrepancies between the fair price which was used for mark-to-market purpose and the comparable price which was retrieved or computed for verification purpose by applying the following procedures. As for the overseas asset-backed securities, as of the end of March 2008, we have verified the validity mentioned above of all issues by applying either first or second alternatives of the following analysis and verification procedure.

Overview of Fair Value Verification

1. For securities whose price is available from other brokers or price vendors, such securities as numbers 2, 4, and 6 in the above table, receive a price for comparison purpose.
2. For securities whose model-derived valuations are available, such securities as numbers 5, 9, 11, 12, and 13 in the above table, retrieve significant inputs, such as discount rate, from the market depending on securities category in order to derive the valuation.
3. For securities for which neither price nor model-derived valuations are available, analyze and verify the discrepancies between and among the securities with similar characteristics such as underlying asset or rating.

2) Securities with No Available Fair Value and loans

(Non-consolidated)

		Billions of Yen			
		Balance			Change from
		In total	North America	Europe	Sep. 2007
Other securities	18	**34.4**	**8.8**	**13.8**	-67.1
Asset-backed securities	19	**3.7**	-	**3.7**	-65.2
CLO equities	20	**3.7**	-	**3.7**	-24.4
Corporate loans	21	**285.5**	**162.9**	**66.1**	-100.1
CLO Warehousing loan	22	**42.1**	**42.1**	-	-78.0
Total	23	**319.9**	**171.8**	**80.0**	-167.3

3) Losses related to international credit investments

(Non-consolidated)

		Billions of Yen			
		Total substantial credit costs			
		In total	Total credit costs	Net gains on sales of stocks and other securities	Others
Asset-backed securities	24	-63.4	-	-10.8	-52.5
SIV Capital notes	25	-32.9	-	-	-32.9
CLO equities (*)	26	-15.1	-	-10.8	-4.3
ABS-CDO	27	-2.7	-	-	-2.7
CDO mezzanine	28	-1.7	-	-	-1.7
Synthetic CDO	29	-5.2	-	-	-5.2
Subprime related RMBS	30	-2.3	-	-	-2.3
Corporate loans	31	-15.9	-15.9	-	-
CLO Warehousing loan	32	-14.3	-14.3	-	-
Total	33	-79.3	-15.9	-10.8	-52.5

(*) Amount includes Provision of allowance for investment loss, accounted in "Others" of "Net non-recurring profit", of 4.3 billion yen in relation to equity investment in STB Omega Investment Ltd., Sumitomo Trust's consolidated subsidiary, of 5.2 billion yen.

Glossary of terms

SIV Capital notes	Most junior tranche of security, or equity, funding SIV (Structured Investment Vehicle), which mainly invests in ABS (asset-backed securities) and notes issued by financial institutions.
CLO equities	Most junior tranche of security, or equity, of CLO (Collateralized Loan Obligation), a category of asset-backed securities, which is backed by corporate loans.
ABS-CDO	A category of resecuritization product, backed by other asset-backed securities.
CDO mezzanine	A-rated or BBB-rated, at the time of issuance, tranches of CDOs which are backed by corporate loan or bond portfolio.
Synthetic CDO	Synthetic Collateralized Debt Obligation: A category of securitization products, which utilizes credit derivative transactions to take credit risk of corporations.
CLO Warehousing loan	A short-term, bridge type loan to the issuing entity of CLO securities to fund its accumulation of loan assets.

(8) Non-performing loans

After partial direct written-off

1) Assets classified under the Financial Reconstruction Law (Banking a/c and principal guaranteed trust a/c combined)
(Non-consolidated)

	Millions of Yen				
	Mar. 2008	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Assets classified under the Financial Reconstruction Law (a)	**107,078**	98,199	117,550	8,878	-10,472
Loans in bankrupt and practically bankrupt	**6,854**	5,477	6,499	1,377	355
Doubtful loans	**27,270**	59,803	58,463	-32,532	-31,192
Substandard loans (b)	**72,952**	32,919	52,587	40,033	20,365
Ordinary assets	**12,084,568**	12,087,044	11,966,308	-2,475	118,260
Loans to substandard debtors (excluding Substandard loans) (c)	**4,132**	2,472	30,154	1,659	-26,021
Loans to special mention debtors (excluding (b) and (c))	**747,189**	748,438	703,710	-1,249	43,478
Loans to ordinary debtors	**11,333,246**	11,336,132	11,232,443	-2,886	100,803
Total loan balance (d)	**12,191,646**	12,185,244	12,083,858	6,402	107,788
Ratio to total loan balance (a) / (d)	**0.9%**	0.8%	1.0%	0.1%	-0.1%
Loans to substandard debtors (b)+(c)	**77,084**	35,392	82,741	41,692	-5,656

Note: Partial direct written-off: Mar. 2008: 24,724 million yen, Sep. 2007: 30,944 million yen, Mar. 2007: 23,549 million yen

2) Risk managed loans (Banking a/c and principal guaranteed trust a/c combined)
(Consolidated)

	Millions of Yen				
	Mar. 2008	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Risk managed loans	**150,312**	132,043	154,783	18,269	-4,471
Loans in bankruptcy proceedings	**1,126**	1,310	2,534	-184	-1,408
Other delinquent loans	**70,766**	96,306	95,820	-25,539	-25,053
Loans more than 3 months past due	**4**	170	2	-165	1
Restructured loans	**78,414**	34,256	56,425	44,158	21,988
Total loans under risk management	**11,075,142**	11,040,839	10,916,180	34,302	158,961
Ratio to total loan balance	**1.4%**	1.2%	1.4%	0.2%	0.0%

Note: Partial direct written-off: Mar. 2008: 29,496 million yen, Sep. 2007: 36,373 million yen, Mar. 2007: 29,837 million yen

(Non-consolidated)

	Millions of Yen				
	Mar. 2008	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Risk managed loans	**106,867**	97,985	117,317	8,882	-10,449
Loans in bankruptcy proceedings	**349**	593	1,763	-244	-1,414
Other delinquent loans	**33,565**	64,471	62,966	-30,906	-29,400
Loans more than 3 months past due	**-**	165	-	-165	-
Restructured loans	**72,952**	32,754	52,587	40,198	20,365
Total loans under risk management	**11,362,157**	11,313,650	11,226,383	48,507	135,774
Ratio to total loan balance	**0.9%**	0.9%	1.0%	0.0%	-0.1%

Note: Partial direct written-off: Mar. 2008: 24,724 million yen, Sep. 2007: 30,944 million yen, Mar. 2007: 23,549 million yen

3. Total risk-weighted assets and capital (Basel II)

(1) Risk measurement methodologies

Credit risk:	Foundation Internal Ratings-Based Approach(*)
Market risk:	Internal Models Approach
Operational risk:	Standardized Approach

(*) The Standardized Approach is applied to the material consolidated subsidiaries as the phased rollout of the Foundation Internal Ratings-Based Approach. Sumitomo Trust plans for these business units a transition to the Foundation Internal Ratings-Based Approach, when it will have a suitable risk management system. The Standardized Approach is duly applicable in light of materiality to the business units such as small-sized subsidiaries as the exception of the Foundation Internal Ratings-Based Approach.

(2) BIS capital adequacy ratio

(Consolidated)

	Millions of Yen				
	Mar. 2008	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Total capital	**1,732,290**	1,836,452	1,809,860	-104,162	-77,570
Tier I	**1,073,308**	1,040,536	1,026,199	32,771	47,108
Minority interest	**209,362**	210,397	210,641	-1,035	-1,278
Noncumulative preferred securities issued by overseas special purpose companies	**183,000**	183,000	183,000	-	-
Less: Goodwill equivalents	**115,508**	119,777	104,877	-4,268	10,631
Less: Equivalent to 50% of the excess of expected loss over qualifying reserves	**14,918**	16,165	21,068	-1,246	-6,149
Tier II	**760,940**	921,173	904,656	-160,233	-143,715
Upper Tier II	**366,276**	506,018	534,565	-139,742	-168,289
45% of unrealized gain on available-for-sale securities	**48,096**	167,000	223,049	-118,904	-174,952
45% of revaluation reserve for land	**771**	875	875	-103	-103
General allowance for loan losses	**3,213**	6,942	5,626	-3,729	-2,413
Perpetual subordinated debt	**314,195**	331,200	305,015	-17,005	9,180
Lower Tier II	**394,664**	415,155	370,090	-20,491	24,574
Subordinated term debt and fixed-term preferred stock	**394,664**	415,155	370,090	-20,491	24,574
Less: Deduction (double gearing)	**101,958**	125,257	120,995	-23,298	-19,036
Total risk-weighted assets	**14,625,988**	15,555,868	15,924,988	-929,879	-1,299,000
Amount of credit risk-weighted assets	**13,745,339**	14,719,262	15,100,642	-973,923	-1,355,303
Amount of market risk equivalents	**162,263**	135,417	158,957	26,845	3,306
Amount of operational risk equivalents	**718,385**	701,187	665,388	17,198	52,996
BIS capital adequacy ratio	**11.84%**	11.80%	11.36%	0.04%	0.48%
(Tier I capital ratio)	**7.33%**	6.68%	6.44%	0.65%	0.89%

Note : Non-consolidated BIS capital adequacy ratio and Tier I capital ratio are 12.69% and 7.97%, respectively.

(3) Monitoring the interest rate risk of the banking account (Outlier ratio)

a. Measurement methodology

Grid Point Sensitivity Approach

b. Selected level of confidence or interest rate shock

For assets in Japanese yen, US dollar and Euro, 1st and 99th percentile of observed interest rate changes using a 1 year holding period and a minimum of 5 years of observations. For assets in the currencies less than 5% of total assets or liabilities, an upward and downward 200 basis point parallel rate shock.

c. Definition of core deposits

The upper limit of the core deposits is defined as the minimum of the following:
(a) minimum balance in the last 5 years, (b) the balance after deducting the maximum annual outflow in the last 5 years from the current balance, or (c) the equivalent of 50% of the current balance. The maturity of up to 5 years (average 2.5 years) is assumed.

d. Outlier ratio

Outlier ratio was 8.44%, below the outlier level (more than 20%).

(Consolidated)

	Billions of Yen
	Mar. 2008
Total interest rate risk (A)	154.8
Tier I • •Tier II (B• •	1,834.2
Outlier ratio (A) / (B)	8.44%

4. Forecast

(1) Forecast for full FY2008

	Billions of Yen			
	Forecast for FY2008		FY2007	Change
	Full FY2008 (A)	1HFY2008	(Actual) (B)	(A)-(B)
(Consolidated)				
Net business profits before credit costs	**215.0**	95.0	216.8	-1.8
Ordinary profit	**170.0**	75.0	136.9	33.0
Net income	**100.0**	45.0	82.3	17.6
(Non-consolidated)				
Net business profits before credit costs	**170.0**	75.0	173.8	-3.8
Ordinary profit	**135.0**	60.0	103.9	31.0
Net income	**85.0**	40.0	69.9	15.0
Total substantial credit costs	**-25.0**	-10.0	-76.4	51.4
Dividend per common stock (Yen)	**17.00**	8.50	17.00	-
Consolidated dividend payout ratio (%)	**28.5%**	---------	34.6%	-6.1%

Note: Forecast is subject to change

5. Management Policy and New Midterm Management Plan

1) Management Policy

In accordance with principle of trust and the Sumitomo business spirit, and recognizing the trend from savings to investment in the macro economy, we have established our management policy keeping in mind our mission, vision and policy to achieve the following;

<Expected Role of the Sumitomo Trust Group: Mission>

Against a background trend from savings to investment in the macro economy, we shall contribute to the sustainable growth of the economy and society, by way of providing appropriate solutions for our clients' assets and by providing high quality products and services, which in turn will support the development of the financial market and other assets, such as securities and real estate, markets as a result of exposing our function of asset management oriented financial intermediary (*), which is a combination of financial intermediary function, which includes conventional loan/deposit business, and our functions of asset management and administration.

(*) Business model of Asset Management Oriented Financial Intermediary Function: Sumitomo Trust's business model, which positions our financial intermediary function as an optimal mixture of our extended functions, such as conventional loan/deposit business, arrangement function, and asset management and administration, to the individual needs of our clients.

<Goal of the Sumitomo Trust Group: Vision>

As an independent Asset Management Oriented Financial Solution Group, we shall become an indispensable partner for our clients and society by speedily providing best and highest services which are client-focused and rich in variety and productivity.

<Policy to achieve our vision>

We shall pursue stable growth by promoting businesses with emphasis on best solutions, best performance, and best balance.

(1) Leveraging "Trustee-ness" and "STB-ness": We shall leverage our "Trustee-ness" by devoting meticulous attention to every case and by offering the most appropriate solutions from the standpoint of each individual client. We shall also leverage our "STB-ness" by providing various, productive and speedy solutions.
(2) Pursuing No. 1 Client Satisfaction and creating value via CSR: We shall aim to become number one in terms of client satisfaction by incessantly enhancing the quality of our services from the clients' point of view. We shall also venture into the new field of business added-value at the same time achieving CSR.
(3) Achieve best balance between "attack" and "defense": We shall establish the best balance between attacking forward and building up defense in order to cope with the changes of business environment with high flexibility.
(4) Reinforcing global business expansion: We shall reinforce our international business horizon not only in the loan and other credit businesses but also fiduciary and real estate businesses by providing globally competitive services.

2) Midterm Management Plan

We started New Midterm Management Plan from FY2008 to FY2010, which includes following mid-term financial target.

(Consolidated)	Billions of Yen	
	FY2007 Actual	**FY2010 Forecast**
Net business profit before credit costs	216.8	**250.0**
Net income	82.3	**125.0**
Return on shareholders' equity	8.34%	**Approx. 11%**
Tier I capital ratio	7.33%	**Approx. 8%**

3) Strategies to achieve Midterm Management Plan

(1) Reinforcing strategies of each business line
- Retail: Expand depositary assets and mutual fund investment trust sales volume. Expand product lineup, including insurance, loan and real estate, which timely fits clients' major life events
- Wholesale: Provide comprehensive solution to corporate clients. Promote asset management business by expanding investor base
- Real estate: Improve competitiveness of real estate brokerage service. Further expand real estate asset management by originating investment funds
- Fiduciary: Increase AUM from domestic and international investors by providing a variety of investment products and high level investment consulting services
- Global market: Capture profit making opportunities by utilizing comprehensive risk analysis capabilities. Develop and provide market-oriented financial products to fulfill clients' needs

(2) Expanding of Hybrid type business
- Improve "investment sales" toward clients of entire group, retail and wholesale both inclusive, by utilizing investment consulting capabilities originally targetted to institutional investors
- Expand "wealth management business" to serve high net worth individuals and affluent clients by providing total solution regarding their assets
- Expand comprehensive real estate business by leveraging the overall competence of real estate businesses

(3) Improving infrastructure for management and business
- Enhance risk management structure
- Promote organized human resource development

II. Supplementary information

1. Outline of the financial results

(1) Major subsidiaries and affiliates

Company names	Capital	Primary business	STB Group's share in voting rights	(STB's share in voting rights)	Billions of Yen Net income FY2007	FY2006	Change
(Subsidiaries)							
The Sumishin Shinko Co., Ltd.	Yen 50 mil.	Property maintenance	100	(100)	0.2	0.3	-0.1
Sumishin Guaranty Co., Ltd.	Yen 100 mil.	Housing loan guaranty	100	(100)	2.5	3.9	-1.4
First Credit Corporation	Yen 13,500 mil.	Finance services	100	(100)	11.8	9.3	2.5
STB Leasing & Financial Group Co., Ltd.	Yen 50 mil.	Holding company of leasing subsidiaries	100	(100)	-0.0	―――	―――
STB Leasing Co., Ltd. (*1)	Yen 5,064 mil.	General leasing	100	(-)	9.9	16.5	-6.6
STB Wealth Partners Co., Ltd.	Yen 155 mil.	Consulting	100	(100)	0.0	-0.0	0.0
Life Housing Loan, Ltd. (*2)	Yen 1,000 mil.	Finance services	100	(100)	1.4	---------	---------
Sumishin Business Service Co., Ltd.	Yen 80 mil.	Agency services/temporary staffing/training services	100	(100)	-0.0	-0.0	-0.0
STB Real Estate Investment Management Co., Ltd.	Yen 300 mil.	Asset management	100	(100)	0.5	0.8	-0.2
Japan TA Solution, Ltd.	Yen 2,005 mil.	Development and management of systems/operations of entrusted data processing	80	(80)	0.6	-0.0	0.7
Sumishin Matsushita Financial Services Co., Ltd.	Yen 20,520 mil.	General leasing/credit cards	66	(-)	2.4	3.1	-0.7
Sumishin Life Card Co., Ltd.	Yen 200mil.	Credit cards	51	(51)	0.0	0.0	0.0
Sumishin Card Co., Ltd.	Yen 50 mil.	Credit cards	95	(50)	0.3	2.5	-2.1
STB Investment Corporation	Yen 35 mil.	Venture capital	100	(40)	0.0	0.0	0.0
Sumishin Information Service Co., Ltd.	Yen 100 mil.	Information technology/ commissioned accounting operation	100	(35)	0.4	1.7	-1.2
STB Asset Management Co., Ltd.	Yen 300 mil.	Asset management	100	(30)	1.2	0.7	0.4
STB Research Institute Co., Ltd.	Yen 300 mil.	Research and consulting/ asset management	100	(29.8)	0.0	0.0	0.0
Sumishin Realty Co., Ltd.	Yen 300 mil.	Residential brokerage	100	(5)	1.0	3.9	-2.8
The Sumitomo Trust Finance (H.K.) Ltd.	USD 45 mil.	Banking and security services	100	(100)	0.4	0.4	0.0
Sumitomo Trust and Banking (Luxembourg) S.A.	USD 30 mil.	Banking, security and trust services	100	(100)	0.4	0.3	0.0
Sumitomo Trust and Banking Co. (U.S.A.)	USD 56 mil.	Banking and trust services	100	(100)	2.9	1.7	1.1
STB Omega Investment Ltd.	USD 60 mil.	Finance services	75	(75)	-3.6	0.0	-3.7
STB Preferred Capital (Cayman) Ltd.	Yen 85,000 mil.	Finance services	100	(100)	3.1	2.7	0.3
STB Preferred Capital 2 (Cayman) Ltd.	Yen 51,500 mil.	Finance services	100	(100)	1.4	1.4	0.0
STB Preferred Capital 3 (Cayman) Ltd.	Yen 51,500 mil.	Finance services	100	(100)	1.3	―――	―――
(Affiliates)							
SBI Sumishin Net Bank, Ltd. (*3)	Yen 20,000 mil.	Banking	50	(50)	-4.7	―――	―――
Sumishin SBI Net Bank Research Co., Ltd. (*3)	--------------	Research and studies	50	(50)	-1.6	-0.7	-0.8
Japan Pension Operation Service, Ltd.	Yen 1,500 mil.	Pension plan administration services	50	(50)	1.0	0.1	0.9
BUSINEXT CORPORATION	Yen 9,000 mil.	Finance services	40	(40)	0.1	0.6	-0.5
Human Resource Management & Consulting Co., Ltd.	Yen 519 mil.	Employees data administration	38.9	(38.9)	0.1	0.0	0.0
Top REIT Asset Management Co., Ltd.	Yen 300 mil.	Investment company (Asset management)	38	(38)	0.3	0.3	-0.0
Japan Trustee Services Bank, Ltd.	Yen 51,000 mil.	Trust and banking	33.3	(33.3)	1.1	1.4	-0.3
Japan Trustee Information Systems, Ltd.	Yen 300 mil.	Information technology/ commissioned accounting operation	33.3	(5)	0.1	0.0	0.1

(*1) STB Leasing Co., Ltd. became consolidated subsidiary from affiliated company in December 2006. In addition, effect of intra-group restructuring (7.0 billion yen) is included in the financial results of FY2007.

(*2) Life Housing Loan, Ltd. is not included in financial results of FY2006. (Newly consolidated in May 2007)

(*3) SBI Sumishin Net Bank, Ltd. (former Sumishin SBI Net Bank Research Co., Ltd.) obtained the banking business and commenced its business on September 2007. Numbers for SBI Sumishin Net Bank, Ltd. are the results after its commencement (September 24, 2007 to March 31, 2008).

(2) Breakdown of profit by business group

1) Gross business profits before credit costs

(Non-consolidated)

	Billions of Yen		
	FY2007	FY2006	Change
Retail financial services	**87.5**	84.2	3.3
Wholesale financial services	**96.3**	105.3	-8.9
Stock transfer agency services	**18.4**	19.5	-1.0
Global Markets	**49.3**	48.7	0.5
Fiduciary services	**62.4**	55.9	6.5
Pension asset management	**43.0**	41.5	1.5
Securities processing services	**19.5**	14.4	5.0
Real estate	**31.8**	30.0	1.8
Fees paid for outsourcing	**-26.1**	-27.3	1.2
Stock transfer agency services	**-12.1**	-13.0	0.9
Fiduciary services	**-14.0**	-14.3	0.3
Others (*)	**4.5**	1.0	3.5
Gross business profits before credit costs	**305.7**	297.7	8.0

2) Net business profit before credit costs

(Non-consolidated)

	Billions of Yen		
	FY2007	FY2006	Change
Retail financial services	**27.5**	27.3	0.2
Wholesale financial services	**59.9**	69.4	-9.5
Stock transfer agency services	**4.1**	4.5	-0.3
Global Markets	**39.8**	39.4	0.3
Fiduciary services	**33.4**	28.5	4.9
Pension asset management	**20.3**	19.9	0.3
Securities processing services	**13.1**	8.5	4.5
Real estate	**23.9**	22.6	1.2
Others (*)	**-10.5**	-11.4	0.8
Net business profits before credit costs	**173.8**	175.9	-2.0

(Consolidated)

	Billions of Yen		
	FY2007	FY2006	Change
Retail financial services	**30.3**	29.6	0.6
Wholesale financial services	**92.8**	96.2	-3.3
Stock transfer agency services	**7.7**	9.1	-1.4
Global Markets	**39.8**	39.4	0.3
Fiduciary services	**39.6**	33.1	6.5
Pension asset management	**22.4**	21.3	1.0
Securities processing services	**17.2**	11.7	5.4
Real estate	**26.9**	27.0	-0.0
Others (*)	**-12.6**	-9.9	-2.6
Net business profits before credit costs	**216.8**	215.4	1.4

(*) Managerial accounting basis. Net of dividend income, cost of capital sourcing and head office expense is included.

2. Assets and liabilities

(1) Loans

1) Loans to small and mid-sized corporations
(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Percentage points, Millions of Yen				
	Mar. 2008	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Percentage to total loan balance	50.5	49.8	49.9	0.7	0.6
Loan balance	5,336,715	5,180,389	5,188,293	156,326	148,421

2) Consumer loans
(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Millions of Yen				
	Mar. 2008	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Residential mortgage loans	1,550,336	1,505,611	1,506,471	44,724	43,864
Other consumer loans	376,786	377,093	380,334	-306	-3,547
Total	1,927,122	1,882,704	1,886,806	44,417	40,316

3) Real estate non recourse loans
(Banking a/c) (Non-consolidated)

	Billions of Yen				
	Mar. 2008	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Loan balance	1,119.1	1,014.4	930.5	104.7	188.6

4) Overseas loan by borrowers' location
(Non-consolidated)

	Millions of Yen				
	Mar. 2008			Mar. 2007	Change from Mar. 2007
	Total	Japanese affiliates	Non-Japanese	Total	
North America	308,141	177,538	130,603	302,514	5,626
Europe	165,127	92,540	72,587	132,816	32,310
Asia	318,188	277,028	41,159	257,074	61,113
Total	1,081,107	753,463	327,644	1,093,533	-12,425

5) Loans by industry
(Non-consolidated)

	Millions of Yen						
	Mar. 2008				Mar. 2007		
	Banking a/c	Trust a/c (*)	Banking + Trust a/c	Change from Mar. 2007	Banking a/c	Trust a/c (*)	Banking + Trust a/c
Domestic Branches	10,237,987	328,913	10,566,900	163,051	9,974,906	428,943	10,403,849
(excluding offshore)							
Manufacturing	1,348,600	13,220	1,361,821	52,466	1,297,427	11,927	1,309,354
Agriculture, forestry, fishing, mining	19,302	-	19,302	-7,127	26,429	-	26,429
Construction	120,826	787	121,614	-23,390	143,429	1,575	145,004
Energy and utilities	160,456	1,908	162,364	207	159,684	2,472	162,157
Communication	142,607	7	142,614	7,314	135,285	15	135,300
Transportation	659,084	5,005	664,090	-12,402	673,541	2,952	676,493
Wholesale and retail	910,224	932	911,156	18,056	887,520	5,580	893,100
Finance and insurance	1,917,404	33,000	1,950,404	21,726	1,901,677	27,000	1,928,677
Real estate	1,582,264	7,448	1,589,713	167,244	1,413,205	9,264	1,422,469
Various services	1,228,784	111,562	1,340,347	-107,901	1,252,938	195,310	1,448,249
Others	2,148,430	155,040	2,303,470	46,857	2,083,767	172,845	2,256,612
Overseas branches and offshore	795,256	-	795,256	-27,277	822,533	-	822,533
Total	11,033,244	328,913	11,362,157	135,774	10,797,440	428,943	11,226,383

(*) Trust a/c is principal guaranteed trust a/c

(2) Assets classified under the Financial Reconstruction Law

(After partial direct written-offs)

1) Banking a/c (Non-consolidated)

	Millions of Yen				
	Mar. 2008	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Assets classified under the Financial Reconstruction Law (a)	91,676	94,351	98,032	-2,675	-6,356
Loans in bankrupt and practically bankrupt	4,978	3,223	4,211	1,755	767
Doubtful loans	14,490	58,979	58,063	-44,488	-43,572
Substandard loans (b)	72,206	32,149	35,758	40,057	36,448
Ordinary assets	11,771,057	11,675,454	11,556,882	95,602	214,174
Loans to substandard debtors (excluding Substandard loans) (c)	4,080	2,419	28,948	1,661	-24,868
Loans to special mention debtors (excluding (b) and (c))	737,722	713,054	702,297	24,667	35,424
Loans to ordinary debtors	11,029,253	10,959,980	10,825,635	69,273	203,617
Total loan balance (d)	11,862,733	11,769,806	11,654,915	92,926	207,817
Ratio to total loan balance (a) / (d)	0.8%	0.8%	0.8%	0.0%	0.0%
Loans to substandard debtors (b)+(c)	76,287	34,568	64,707	41,719	11,580

Note: Partial direct written-off: Mar. 2008: 24,724 million yen, Sep. 2007: 30,944 million yen, Mar. 2007: 23,549 million yen

2) Principal guaranteed trust a/c (Non-consolidated)

	Millions of Yen				
	Mar. 2008	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Assets classified under the Financial Reconstruction Law (e)	15,402	3,848	19,517	11,554	-4,115
Loans in bankrupt and practically bankrupt	1,876	2,253	2,287	-377	-411
Doubtful loans	12,780	824	400	11,955	12,379
Substandard loans (f)	745	770	16,829	-24	-16,083
Ordinary assets	313,511	411,589	409,425	-98,078	-95,914
Loans to substandard debtors (excluding Substandard loans) (g)	51	53	1,205	-1	-1,153
Loans to special mention debtors (excluding (f) and (g))	9,467	35,383	1,412	-25,916	8,054
Loans to ordinary debtors	303,992	376,152	406,807	-72,159	-102,814
Total loan balance (h)	328,913	415,437	428,943	-86,524	-100,029
Ratio to total loan balance (e) / (h)	4.7%	0.9%	4.6%	3.8%	0.1%
Loans to substandard debtors (f)+(g)	797	823	18,034	-26	-17,237

3) Asset classified under the Financial Reconstruction Law as of Mar. 31, 2008 (Non-consolidated)

(Banking a/c) (in millions of Yen)

	Balance	Coverage ratio	Collateral/Reserves		Reserve ratio
Loans in bankrupt/ practically bankrupt (A)	(a) 4,978 (4,211)	100% (100%)	Specific allowance for loan losses (b)	361	100% (100%)
			Guarantee and collateral (c)	4,617	(b) / ((a)-(c))
Doubtful loans (B)	(d) 14,490 (58,063)	76% (85%)	Uncovered	3,369	62%
			Specific allowance for loan losses (e)	5,688	(68%)
			Guarantee and collateral (f)	5,433	(e) / ((d)-(f))
Substandard loans (C)	(g) 72,206 (35,758)	77% (48%)	Uncovered	16,181	48%
			General allowance for loan losses (h)	15,353	(29%)
			Guarantee and collateral (i)	40,672	(h) / ((g)-(i))
Ordinary assets	11,771,057 (11,556,882)		General allowance for loan losses	72,483	
			Allowance for loan losses in specified foreign countries	-	
Total loan balance	11,862,733 (11,654,915)		Total of (A), (B) and (C)	91,676 (98,032)	Ratio to total loan balance 0.8%

(Principal guaranteed trust a/c) (in millions of Yen)

	Balance	Coverage Ratio	Collateral/Reserves		Reserves for principal
Loans in bankrupt/ practically bankrupt (D)	1,876 (2,287)	100% (100%)	Guarantee and collateral	1,876	Reserves for loan trust 1,839
Doubtful loans (E)	12,780 (400)	100% (99%)	Guarantee and collateral	12,780	Reserves for JOMT (Jointly-operated money trust)
Substandard loans (F)	745 (16,829)	100% (100%)	Guarantee and collateral	745	924
Ordinary assets	313,511 (409,425)				
Total loan balance	328,913 (428,943)		Total of (D), (E) and (F)	15,402 (19,517)	Ratio to total loan balance 4.7%

(Banking a/c and principal guaranteed trust a/c combined)

Grand total	12,191,646 (12,083,858)	Total of (A),(B),(C),(D),(E) and (F)	107,078 (117,550)	Ratio to grand total loan balance 0.9%

Note: Numbers in parenthesis are as of Mar. 2007

4) Assets classified under the Financial Reconstruction Law by industry

(Non-consolidated)

	Millions of Yen						
	Mar. 2008				Mar. 2007		
	Banking a/c	Trust a/c (*)	Banking + Trust a/c	Change from Mar. 2007	Banking a/c	Trust a/c (*)	Banking + Trust a/c
Domestic Branches (excluding offshore)	**47,293**	**15,402**	**62,695**	**-54,486**	97,664	19,517	117,182
Manufacturing	**5,735**	**-**	**5,735**	**481**	5,254	-	5,254
Agriculture, forestry, fishing, mining	**-**	**-**	**-**	**-**	-	-	-
Construction	**1,383**	**-**	**1,383**	**-467**	1,850	-	1,850
Energy and utilities	**-**	**-**	**-**	**-**	-	-	-
Communication	**60**	**-**	**60**	**-40**	100	-	100
Transportation	**-**	**-**	**-**	**-39,005**	39,005	-	39,005
Wholesale and retail	**21,355**	**-**	**21,355**	**321**	21,033	-	21,033
Finance and insurance	**-**	**-**	**-**	**-**	-	-	-
Real estate	**6,263**	**-**	**6,263**	**-10,825**	13,396	3,692	17,089
Various services	**2,999**	**-**	**2,999**	**-3,163**	6,163	-	6,163
Others	**9,495**	**15,402**	**24,898**	**-1,787**	10,860	15,824	26,685
Overseas branches and offshore	**44,382**	**-**	**44,382**	**44,014**	368	-	368
Total	**91,676**	**15,402**	**107,078**	**-10,472**	98,032	19,517	117,550

(*) Trust a/c is principal guaranteed trust a/c

5) Allowance for loan losses

Banking account (Consolidated)

	Millions of Yen				
	Mar. 2008	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Allowance for loan losses	**106,683**	130,674	106,671	-23,990	11
General allowance for loan losses	**93,609**	99,927	76,383	-6,318	17,226
Specific allowance for loan losses	**13,074**	29,995	29,568	-16,921	-16,494
Allowance for loan losses from borrowers in specified foreign countries	**-**	750	720	-750	-720

Banking account (Non-consolidated)

	Millions of Yen				
	Mar. 2008	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Allowance for loan losses	**96,799**	120,967	97,879	-24,167	-1,080
General allowance for loan losses	**88,437**	94,998	72,760	-6,560	15,677
Specific allowance for loan losses	**8,361**	25,217	24,398	-16,856	-16,037
Allowance for loan losses from borrowers in specified foreign countries	**-**	750	720	-750	-720

Principal guaranteed trust a/c (Non-consolidated)

	Millions of Yen				
	Mar. 2008	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Reserves for loan trust	**1,839**	3,467	4,136	-1,628	-2,297
Reserves for jointly-operated money trust	**924**	1,175	1,235	-251	-310
Total	**2,763**	4,643	5,372	-1,879	-2,608

6) Reserve ratio for loans to special mention/ordinary debtors (general allowance for loan losses)

Banking account (Non-consolidated)

	Percentage points				
	Mar. 2008	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Special mention	**8.9**	10.8	7.6	-1.9	1.3
Substandard debtors	**20.3**	21.0	14.1	-0.7	6.2
Against uncovered portion	**61.8**	29.5	24.8	32.3	37.0
Other than substandard debtors	**7.7**	10.3	7.0	-2.6	0.7
Ordinary debtors	**0.1**	0.1	0.1	0.0	0.0

Note: Reserve ratio = general allowance for loan losses/loan amount

(3) Final disposal of non-performing loans

(Banking a/c and principal guaranteed trust a/c combined)

1) Loans outstanding in doubtful or worse categories (Non-consolidated)

Total

	Billions of Yen									
	Before Mar. 2004	Sep. 2004	Mar. 2005	Sep. 2005	Mar. 2006	Sep. 2006	Mar. 2007	Sep. 2007	Mar. 2008	Change from Sep. 2007
Loans in bankrupt/practically bankrupt	**131.3**	**79.2**	**15.5**	**42.2**	**7.3**	**6.0**	**6.5**	**5.5**	**6.9**	**1.4**
Doubtful loans	**909.9**	**47.9**	**88.1**	**20.6**	**19.3**	**23.4**	**58.5**	**59.8**	**27.3**	**-32.5**
Total	**1,041.2**	**127.1**	**103.6**	**62.9**	**26.6**	**29.4**	**65.0**	**65.3**	**34.1**	**-31.2**
Loans outstanding in doubtful or worse categories as of Mar. 2004 and disposal thereafter										
Loans in bankrupt/practically bankrupt	131.3	77.7	9.9	6.4	5.7	4.1	3.6	3.4	2.8	-0.6
Doubtful loans	909.9	35.1	21.0	13.1	6.9	6.4	2.0	1.0	0.7	-0.2
Total	1,041.2	112.8	30.9	19.6	12.6	10.5	5.6	4.4	3.6	-0.8
New entry to doubtful or worse categories during 1HFY2004 and disposal thereafter										
Loans in bankrupt/practically bankrupt		1.5	0.9	0.3	0.2	0.1	0.1	0.2	0.2	-0.0
Doubtful loans		12.8	2.1	1.8	1.5	1.1	1.0	0.3	0.2	-0.1
Total		14.3	3.0	2.1	1.8	1.2	1.1	0.5	0.4	-0.1
New entry to doubtful or worse categories during 2HFY2004 and disposal thereafter										
Loans in bankrupt/practically bankrupt			4.7	34.1	0.5	0.3	0.3	0.3	0.3	-0.0
Doubtful loans			65.0	0.6	0.5	0.4	0.4	0.3	0.2	-0.1
Total			69.7	34.8	1.0	0.7	0.7	0.6	0.5	-0.1
New entry to doubtful or worse categories during 1HFY2005 and disposal thereafter										
Loans in bankrupt/practically bankrupt				1.4	0.3	0.4	0.4	0.3	0.3	-0.0
Doubtful loans				5.1	3.3	2.7	2.6	2.2	1.6	-0.6
Total				6.4	3.6	3.1	2.9	2.5	1.9	-0.6
New entry to doubtful or worse categories during 2HFY2005 and disposal thereafter										
Loans in bankrupt/practically bankrupt					0.6	0.4	0.2	0.1	0.0	-0.0
Doubtful loans					7.0	3.3	2.5	2.3	2.1	-0.2
Total					7.7	3.7	2.6	2.4	2.2	-0.2
New entry to doubtful or worse categories during 1HFY2006 and disposal thereafter										
Loans in bankrupt/practically bankrupt						0.7	0.4	0.2	0.1	-0.1
Doubtful loans						9.6	1.9	0.9	0.3	-0.5
Total						10.3	2.3	1.1	0.4	-0.6
New entry to doubtful or worse categories during 2HFY2006 and disposal thereafter										
Loans in bankrupt/practically bankrupt							1.6	0.4	0.1	-0.3
Doubtful loans							48.2	43.6	0.8	-42.7
Total							49.8	44.0	1.0	-43.0
New entry to doubtful or worse categories during 1HFY2007 and disposal thereafter										
Loans in bankrupt/practically bankrupt								0.6	0.4	-0.1
Doubtful loans								9.4	7.6	-1.8
Total								10.0	8.1	-1.9
New entry to doubtful or worse categories during 2HFY2007 and disposal thereafter										
Loans in bankrupt/practically bankrupt									2.5	2.5
Doubtful loans									13.6	13.6
Total									16.1	16.1

2) Progress of final disposal

(Non-consolidated) (in Billions of Yen)

Period	Primary amount	Amount as of 2HFY2007	Quasi final disposal or in the process of final disposal	Amount of final disposal during 2HFY2007	Ratio of final disposal progression (%)	Adjusted ratio of final disposal progression (*) (%)
Before 2HFY2003	1,041.2	3.6	1.3	0.8	99.7	99.8
1HFY2004	14.3	0.4	0.0	0.1	97.2	97.2
2HFY2004	69.7	0.5	0.2	0.1	99.3	99.7
1HFY2005	6.4	1.9	0.2	0.6	70.9	74.2
2HFY2005	7.7	2.2	0.0	0.2	71.6	71.9
1HFY2006	10.3	0.4	0.1	0.6	95.7	96.3
2HFY2006	49.8	1.0	0.1	43.0	98.0	98.1
1HFY2007	10.0	8.1	0.1	1.9	19.3	20.7
2HFY2007	16.1	16.1	-	-	-	-
Total		34.1	2.0	47.3		

(*) Ratio of final disposal progression considering quasi final disposal

(4) Deferred tax assets

1) Major factors for deferred tax assets and deferred tax liabilities

(Consolidated)

	Billions of Yen	
	Mar. 2008	Mar. 2007
Deferred tax assets (on the balance sheet) (1)	**83.0**	26.1
Devaluation of securities	**52.4**	33.0
Allowance for loan losses (including written-off of loans)	**42.6**	40.2
Provision for retirement benefits	**15.8**	25.0
Loss carry forwards	**7.1**	13.0
Unrealized profit	**0.1**	5.4
Others	**31.5**	32.6
Valuation allowance	**-13.4**	-22.0
Offset with deferred tax liabilities	**-53.2**	-101.3
Deferred tax liabilities (on the balance sheet) (2)	**0.1**	107.3
Valuation difference on available-for-sale securities	**45.2**	201.4
Others	**8.2**	7.2
Offset with deferred tax assets	**-53.2**	-101.3
Net deferred tax assets (1)-(2)	**82.8**	-81.1
Percentage to Tier I (*)	**7.7%**	-
Tier I	**1,073.3**	1,026.1

(*) As the offset result of Mar. 2007 is negative (deferred tax liabilities), number is stated " - ".

(Non-consolidated)

	Billions of Yen	
	Mar. 2008	Mar. 2007
Deferred tax assets (on the balance sheet) (1)	**63.6**	-
Devaluation of securities	**52.4**	33.0
Allowance for loan losses (including written-off of loans)	**36.3**	33.8
Provision for retirement benefits	**11.8**	11.6
Others	**22.3**	30.2
Valuation allowance	**-8.4**	-10.0
Offset with deferred tax liabilities	**-50.8**	-98.6
Deferred tax liabilities (on the balance sheet) (2)	**-**	107.0
Valuation difference on available-for-sale securities	**45.0**	201.2
Others	**5.7**	4.3
Offset with deferred tax assets	**-50.8**	-98.6
Net deferred tax assets (1)-(2)	**63.6**	-107.0
Percentage to Tier I (*)	**5.7%**	-
Tier I	**1,109.2**	1,063.1

(*) As the offset result of Mar. 2007 is negative (deferred tax liabilities), number is stated " - ".

2) Adequacy for calculating and posting net deferred tax assets (Non-consolidated)

Amount of loss carried forward has been used up in FY2006.

Thus, the item 2 of the practical guideline, " Treatment for audit of recoverability of deferred tax assets"(*) is applicable.

And net deferred tax assets are posted based on the tax planning with limits of not more than the total future taxable income.

(*) Classification of companies in the practical guideline, the Japanese Institute of Certified Public Accountants ("JICPA") Industry Auditing Committee Report No. 66 Treatment for audit of recoverability of deferred tax assets (November 9, 2001)

Item 2: Companies which show stable business performance but do not report taxable income enough for covering temporary differences that will result in deductible amounts in the future years.

	Billions of Yen				
	FY2007	FY2006	FY2005	FY2004	FY2003
Taxable income before deduction of loss carry forwards (*)	**147.5**	199.2	93.6	103.2	33.8
Net business profit before credit costs	**173.8**	175.9	164.6	148.2	145.0

(*) Taxable income before deduction of loss carry forwards of FY2007 is preliminary.

(5) Retirement benefits

(Consolidated)

		Millions of Yen		
		Mar. 2008	Mar. 2007	Change
Projected benefit obligation	(A)	**235,645**	230,848	4,797
(Discount rate)		**(2.0%)**	(2.0%)	(-%)
Plan assets (market value)	(B)	**237,143**	310,612	-73,468
Provision for retirement benefits	(C)	**9,636**	10,078	-441
Advanced benefit paid	(D)	**79,172**	80,391	-1,219
Unrecognized net prior service cost	(E)	**1,354**	842	511
Unrecognized net actuarial loss	(A-B-C+D-E)	**66,683**	-10,294	76,977

		Millions of Yen		
		FY2007	FY2006	Change
Retirement benefit expenses	(A)	**-942**	5,105	-6,047
Gains on return of retirement benefit trusts	(B)	**9,969**	-	9,969
Total	(A+B)	**9,026**	5,105	3,921

(Non-consolidated)

		Millions of Yen		
		Mar. 2008	Mar. 2007	Change
Projected benefit obligation	(A)	**216,455**	211,701	4,753
(Discount rate)		**(2.0%)**	(2.0%)	(-%)
Plan assets (market value)	(B)	**226,943**	300,709	-73,765
Provision for retirement benefits	(C)	**212**	200	12
Advanced benefit paid	(D)	**79,085**	80,362	-1,277
Unrecognized net prior service cost	(E)	**1,595**	1,117	478
Unrecognized net actuarial loss	(A-B-C+D-E)	**66,788**	-9,963	76,751

		Millions of Yen		
		FY2007	FY2006	Change
Retirement benefit expenses	(A)	**429**	6,687	-6,257
Service cost-benefits earned		**-5,167**	-4,075	-1,091
Interest cost on projected benefit obligation		**-4,230**	-4,073	-156
Expected return on plan assets		**12,205**	13,892	-1,687
Amortization of prior service cost		**-352**	-310	-41
Amortization of net actuarial losses		**-2,571**	1,760	-4,332
Others (additional benefit at retirement, etc)		**545**	-506	1,051
Gains on return of retirement benefit trusts	(B)	**9,969**	-	9,969
Total	(A+B)	**10,398**	6,687	3,711

END